Filed by Banco Santander, S.A.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Banco Santander (Brasil) S.A.
Commission File No.: 333-299061

Extraordinary general shareholders’ meeting of Banco Santander, S.A.

15 December 2026

Extraordinary general shareholders’ meeting 2026	Proposed resolutions

Contents

Letter from the General Counsel and secretary of the board	3
Basic information about the meeting	4
Agenda, summary of the proposed resolutions and supplementary information	6
Proposed resolutions and report of the board of directors	8

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.	2/38

Extraordinary general shareholders’ meeting 2026	Proposed resolutions

Letter from the General Counsel and secretary of the board

Dear shareholder,
I am pleased to make this document available to you, which includes:
– information on how you can participate in the upcoming extraordinary general shareholders’ meeting;
– the agenda, together with a summary and supplementary information regarding the proposed resolutions submitted for approval under each of the items; and
– the full text of the proposed resolutions with the mandatory report of the board.

The extraordinary general shareholders’ meeting will be held exclusively by remote means (with no physical attendance by shareholders, proxies or guests), on 14 December 2026 at 3:00 p.m. (CET), on first call, or on 15 December 2026 at 3:00 p.m. (CET), on second call. It is expected that the meeting will be held on second call.

The virtual format is possible thanks to the legal framework and the bylaws providing for this possibility and is motivated by the success of previous experience. The 2025 and 2026 ordinary general shareholders’ meetings, held in this format, were characterized by strong shareholder engagement, enabling shareholders to exercise their rights on equal terms from any location. In addition, this format promotes shareholder participation, is supported by the robust and secure technology that the Bank has been developing for more than two decades, and is consistent with Grupo Santander’s digital transformation process and its commitment to sustainability, as well as with the growing global trend towards fully virtual general meetings.

I encourage you to read this document and to participate in the general meeting by any of the means and channels that Banco Santander makes available, which are explained in more detail in this document.

Yours faithfully,

Jaime Pérez Renovales
General Counsel and secretary of the board

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.	3/38

Extraordinary general shareholders’ meeting 2026	Proposed resolutions

Basic information about the meeting

As part of our continuing efforts to promote our shareholders’ engagement in Banco Santander’s corporate governance, we encourage all our shareholders to participate in this extraordinary general shareholders’ meeting

DATE, TIME AND MEANS

15 December 2026, at 3:00 p.m. (CET), on second call and exclusively by remote means.

The general meeting is expected to be held on second call, although it is also called to be held on first call on 14 December 2026, at the same time and by the same means.

AGENDA	You can find the agenda in the call notice and in the following sections of this document with the relevant proposed resolutions.
WHO HAS THE RIGHT TO PARTICIPATE

Any shareholder of Banco Santander who meets the requirements established in the Bylaws and has their shares registered in their name not later than Thursday 10 December 2026 if the meeting is held on second call, as expected, or Wednesday 9 December 2026 if the meeting is held on first call.

Taking into account that the settlement period in the Spanish stock market is two business days, shares must generally be purchased no later than 8 December 2026 if the meeting is held on second call, as expected, or 7 December 2026 if the meeting is held on first call. The settlement period in other stock markets where the Bank’s shares are listed may differ.

HOW TO PARTICIPATE	• Remote attendance	You can attend remotely in real time via the General Shareholders’ Meeting Platform.
• Proxy-granting and advance voting

You can grant a proxy and cast a distance vote prior to the general meeting as follows:

1.

Electronic means:

– via the General Shareholders’ Meeting Platform;

– in person at any branch of Banco Santander using your signature in the digital platform made available for this purpose or, if you are a customer of the Bank and you have Santander Key, also via the same platform in person or by contacting the staff at those branches; or

– via telephone, by calling the Shareholders Helpline (+34) 91 276 92 90.

2.

Delivery or postal mail: by completing the printed card and delivering it at branches of Banco Santander or sending it by post to Registro de Accionistas. Proxies not sent through the Bank may also be presented by the proxy representative via the General Shareholders’ Meeting Platform when registering as an attendee at the meeting.

The General Shareholders’ Meeting Platform will be accessible, using the Santander Online Banking Credentials or the General Meeting Credentials, at www.juntasantander.com, via the corporate website www.santander.com (through the ‘General Shareholders’ Meeting’ section), or the ‘Santander Shareholders and Investors’ app, and also by scanning the QR code below.

You can find detailed information regarding how to participate in the call notice and also in the Instructions to participate in the meeting.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.	4/38

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CONTACT INFORMATION	• Retail shareholders	Investor Relations – junta.accionistas@santander.com – Shareholders Helpline (+34) 91 276 92 90
• Institutional investors

Investor Relations

– investor@gruposantander.com

Georgeson, Banco Santander’s proxy solicitor

– Santander2026EGM@georgeson.com

– Europe telephone: (+34) 91 769 10 06 / (+44) 370 703 0282

–United States and other non-European countries telephone:
00 800 2667 8825 / (+1) 201 680 4403

• CREST Depository Interests (CDIs) holders

Santander Nominee Service, provided by Equiniti Financial Services Limited in the United Kingdom (1)

– www.santandershareview.com

– santandershareholders@equiniti.com

– United Kingdom telephone: (+44) 371 384 2000

Georgeson, Banco Santander’s proxy solicitor

– Santander2026EGM@georgeson.com

– United Kingdom telephone: (+44) 370 703 0282

• American Depositary Receipts (ADRs) holders

CITI N.A., Depositary Entity for Banco Santander S.A.’s ADR programme in the United States (1)

– www.citi.com/dr

– citibank@shareholders-online.com

– United States telephone: (+1) 888 710 7456 / (+1) 781 575 4555

Georgeson, Banco Santander’s proxy solicitor

– Santander2026EGM@georgeson.com

– United States telephone: 00 866 647 8869

(1) For CDIs or ADRs held with other nominees or brokers (other than Equiniti in the United Kingdom and CITI in the United States, respectively), the entity or broker where they are held, or Georgeson, Banco Santander’s proxy solicitor, should be contacted directly for information on how to participate.
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Extraordinary general shareholders’ meeting 2026	Proposed resolutions

Agenda, summary of the proposed resolutions and supplementary information

The full text of the proposed resolutions and explanatory report, together with all the useful information for the extraordinary general shareholders’ meeting, has been published on the corporate website www.santander.com

Item 1	Share capital increases to implement the exchange offers to acquire up to all securities of Banco Santander (Brasil) S.A. not held by the Santander Group.	Page 8

Items 1 A, 1 B, 1 C and 1 D	Non-cash share capital increases by an amount to be determined for the initial and subsequent offering periods and possibility of incomplete subscription. Authorisation to execute each of them and set share premium.
Proposal	Increase the share capital, through four separate capital increases (a primary increase and three complementary increases), by such amount as may be determined for each increase pursuant to the terms of the resolutions, which will be paid-up through the delivery of securities representing the share capital of Banco Santander (Brasil) S.A. (“Santander Brasil”).
The exchange ratio was initially set on 30 July 2026 at 0.2028 Banco Santander shares for each Santander Brasil common or preferred share, and 0.4056 Banco Santander shares for each Santander Brasil unit or ADS. On 12 November 2026, Santander announced a 5% increase in the initial exchange ratio, resulting in the revised exchange ratio of 0.2130 newly-issued Banco Santander shares for each Santander Brasil Share and 0.4260 for each Unit or Santander Brasil ADS. Such exchange ratio will be adjusted, upwards or downwards, as applicable, if Banco Santander and/or Santander Brasil makes any distribution of dividends, interest on equity (juros sobre capital próprio), or any other type of distribution to its shareholders pursuant to the terms of the resolutions. The estimated maximum number of Banco Santander ordinary shares to be issued, before any adjustment, if all Santander Brasil securities accepted the offer, is 166,300,202.
The exact amount of capital to be increased and number of new shares to be issued in each capital increase will depend on any appropriate adjustments to the exchange ratio and on the number of Santander Brasil securities tendered.
The Bank’s new shares will be issued at the price set by the board of directors or any of its delegated bodies or directors, taking into account, among other factors, the share price. The issue price will not exceed €12.2478 per share (before applicable adjustments to the exchange ratio).
Banco Santander shareholders will not have pre-emptive subscription rights, as these are non-cash capital increases.
The board of directors is authorized to set the date on which to carry out each capital increase and to complete the terms of the resolutions, including determining the share premium. The board of directors may in turn delegate (with substitution powers where appropriate) these powers to its delegated bodies or other directors.
Santander Brasil securities may be tendered in four different acceptance sub-periods, and therefore those that are tendered will be transferred to Banco Santander in up to four tranches. A separate capital increase for each of such tranches is submitted to a separate vote.
Purpose	The capital increases will enable Banco Santander to complete the exchange offers to acquire up to all the securities of Santander Brasil not already owned, directly or indirectly, by Banco Santander.
The Transaction also reflects Banco Santander’s confidence in the long-term growth prospects of both the Brazilian market and Santander Brasil, a core market and leading franchise for the Group. It is also expected to be financially attractive for Banco Santander shareholders, delivering approximately 0.3% EPS accretion from 2029 and approximately 0.6% TNAV per share accretion, while remaining capital neutral. Furthermore, the Transaction would reinforce the integration of Brazil into Santander Group’s global businesses and ONE Transformation, which should facilitate the deployment of global platforms, capital-allocation decisions, and strategic initiatives across the Brazilian franchise, without changing Santander Group’s long-term commitment to Brazil.

Item 2 Authorization to the board and granting of powers for the formalization into public.	Page 35
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Proposal	To authorize: (a) the board to interpret, correct, supplement, implement and further develop the resolutions, to comply with the requirements for the effectiveness thereof and to delegate the powers received to the executive committee or to any director with delegated powers; and (b) Ms Ana Botín, Mr Héctor Grisi, Mr Jaime Pérez Renovales and Mr Javier Illescas to formalize the corporate resolutions into public instruments, execute notarial instruments and deposit the accounts and other documentation with the Commercial Registry.
This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.	7/38

Extraordinary general shareholders’ meeting 2026	Proposed resolutions

Proposed resolutions and report of the board of directors

1 Share capital increases to implement the exchange offers to acquire up to all securities of Banco Santander (Brasil) S.A. not held by the Santander Group.

Each of the proposals formulated under items 1 A through 1 D shall be submitted to a separate vote.

REPORT OF THE BOARD RELATING TO ITEMS 1 A TO 1 D OF THE AGENDA

In compliance with the provisions of sections 286 and 296 (in connection with the share capital increase resolutions and the ensuing amendments to the bylaws) and section 300.1 (in connection with the non-cash contributions contemplated as consideration for the share capital increases covered by the resolutions) of the Spanish Companies Act (Ley de Sociedades de Capital), the board of directors has prepared this report to justify the proposals submitted to the general shareholders’ meeting under items 1 A to 1 D of the agenda.

The purpose of the proposed capital increases is to enable the execution of the exchange offers in Brasil and the US (jointly, the “Offer” or the “Transaction”) announced by Banco Santander S.A. (“Banco Santander”, the “Bank” or the “Company”) on 30 July 2026 to acquire up to all the issued and outstanding securities representing the share capital of Banco Santander (Brasil) S.A. (“Santander Brasil” and the “Santander Brasil Securities”) other than those owned directly or indirectly by Banco Santander. The Santander Brasil Securities include (i) common shares (ações ordinárias) (“ONs”), (ii) preferred shares (ações preferenciais) (“PNs” and, together with ONs, the “Santander Brasil Shares”), (iii) units (each of which represents one ON and one PN, the “Units”), and (iv) American Depositary Shares (each of which represents one Unit, the “Santander Brasil ADSs”). The Offer envisages exchanging the Santander Brasil Securities for newly issued shares of Banco Santander (represented in the form of American Depositary Shares (“Banco Santander ADSs”) or Brazilian Depositary Shares (“Banco Santander BDSs”), as applicable), which would be issued pursuant to the proposed capital increases (the “Increases”, as further defined in section II below).

I. DESCRIPTION OF THE OFFER

1. General description of the Transaction

On 30 July 2026, Banco Santander announced its intention to launch an exchange offer in the US (the “U.S. Offer”) and a concurrent voluntary exchange tender offer in Brazil (the “Brazilian Offer”) to acquire up to all the issued and outstanding Santander Brasil Securities not already owned, directly or indirectly, by Banco Santander, with the following consideration (the “Initial Exchange Ratio”):

(i)	0.2028 newly-issued Banco Santander shares for each ON or PN; and

(ii)	0.4056 newly-issued Banco Santander shares for each Unit or Santander Brasil ADS.

Subsequently, on 12 November 2026, Banco Santander announced a 5% increase in the Initial Exchange Ratio, resulting in the following consideration (the “Revised Exchange Ratio”):

(i)	0.2130 newly-issued Banco Santander shares for each ON or PN; and

(ii)	0.4260 newly-issued Banco Santander shares for each Unit or Santander Brasil ADS.

As of 30 September 2026, Banco Santander owned, directly or indirectly, approximately 89.7% of Santander Brasil’s total share capital.

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2. Rationale and economic terms of the Transaction

2.1.       Rationale of the Transaction

As further detailed below, Banco Santander is optimistic about the Brazilian market’s and Santander Brasil’s long-term prospects. Brazil is one of Banco Santander’s core markets, and Santander Brasil is a leading franchise with a strong customer base, a diversified business model and attractive market positions across retail and wholesale banking. The Bank expects its global business strategy will improve Santander Brasil’s profitability going forward. The Transaction demonstrates Banco Santander’s confidence in the long-term growth potential of Santander Brasil.

The Transaction will allow tendering holders of Santander Brasil Securities to retain indirect participation in Brazil while gaining exposure to Santander Group’s diversified geographic and business portfolio, reducing dependence on the outcome of any single local economic or political cycle.

Furthermore, the board of directors considers that the Offer is financially attractive for the shareholders of both Banco Santander and Santander Brasil. The financial attractiveness derives principally from the relative valuation, ownership economics and capital-neutral structure rather than from a synergy case, as no material cost savings are expected to result from the Transaction. The Offer combines an attractive premium with the opportunity for holders of a stock with limited liquidity to become shareholders in one of the world’s leading diversified financial groups, benefiting from its broader earnings base, resilient profitability and long-term value creation.

Assuming full acceptance of the Offer, the board of directors believes that Banco Santander shareholders can benefit from an anticipated earnings per share accretion of approximately 0.3% from 2029, based on consensus estimates for Banco Santander and Santander Brasil, assuming that such estimates are achieved. The board also expects the Transaction to increase tangible net asset value per share by approximately 0.6%, while remaining capital neutral, as consideration of the Offer shall be newly issued shares and not cash. The expected accretion is based on current market-consensus estimates and does not rely on material cost synergies or Banco Santander forecasts.

In addition, the Transaction would reinforce the integration of Brazil into Santander Group’s global businesses and ONE Transformation, which should facilitate the deployment of global platforms, capital-allocation decisions and strategic initiatives across the Brazilian franchise, without changing Santander Group’s long-term commitment to Brazil.

For all the foregoing reasons, the board of directors considers that the Transaction is amply justified by reasons of corporate interest for the Bank and that it will create value for its shareholders.

2.2.       Economic terms

The Initial Exchange Ratio of 0.2028 newly-issued Banco Santander shares for each Santander Brasil Share and 0.4056 for each Unit or Santander Brasil ADS was determined taking into account, among other things, the closing prices of Banco Santander shares and of the Units on the Spanish stock exchanges and on the B3 stock exchange in Brazil (“B3”), respectively, on 30 July 2026 (the trading day that ended immediately before the Offer was announced), which were 12.2480 euros and R$25.25, respectively, as well as an exchange rate of R$5.8461:EUR1.00 on such date, and an offered premium of 15% over such closing price of the Units.

On 12 November 2026, Santander announced a 5% increase in the Initial Exchange Ratio, resulting in the Revised Exchange Ratio of 0.2130 newly-issued Banco Santander shares for each Santander Brasil Share and 0.4260 for each Unit or Santander Brasil ADS. Considering the 30 July 2026 closing price of Banco Santander shares and the exchange rate mentioned above, this Revised Exchange Ratio entails valuing each Unit at €5.2176. Given that each Unit is made of one ON and one PN, the implicit valuation of each ON and PN was €2.6088.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.	9/38

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2.3.       Adjustments to the Revised Exchange Ratio

The Revised Exchange Ratio will be adjusted if Banco Santander and/or Santander Brasil makes any distribution of dividends, interest on equity (juros sobre capital próprio), or any other type of distribution to its shareholders (a “Distribution”), which is an Eligible Distribution. To that end, “Eligible Distributions” shall mean:

(i)	in the case of Distributions made by Santander Brasil, any Distribution with a record date from 30 July 2026 until the last date (included) that allows the tendering holders of Santander Brasil Securities to receive such Distribution made by Santander Brasil. All such Santander Brasil Distributions shall be converted into euros, in each case using the PTAX bid/ask average rate published by the Central Bank of Brazil on the relevant record date, with each resulting amount rounded to four decimal places (with 0.00005 being rounded upwards); and

(ii)	in the case of Distributions made by Banco Santander, any Distribution with a record date falling on or after 30 July 2026 and before the first date that allows the tendering holders of Santander Brasil Securities to receive such Distribution made by Banco Santander after the receipt of the relevant Banco Santander ADSs or BDSs pursuant to the Offer.

In case of Eligible Distributions by Santander Brasil, the Revised Exchange Ratio will be adjusted downwards, on a euro-per-euro basis, to reflect the gross amount of all such Eligible Distributions per Santander Brasil security (on a per-ON, per-PN, per-Unit or per-ADS basis, as applicable). Conversely, if Banco Santander makes Eligible Distributions, the Revised Exchange Ratio will be adjusted upwards, on a euro-per-euro basis, to reflect the gross amount of all such Eligible Distributions per Banco Santander share.

In case there exist Eligible Distributions, the new Revised Exchange Ratio per Santander Brasil Security will be the result of dividing the ON Reference Price, the PN Reference Price or the Unit/ADS Reference Price, as appropriate, by the Banco Santander Reference Price, with the resulting amount rounded to four decimal places (with 0.00005 being rounded upwards). To that end:

(i)	“ON Reference Price” shall result from the following calculation: €2.6088 – (the aggregate amount of all Eligible Distributions per ON);

(ii)	“PN Reference Price” shall result from the following calculation: €2.6088 – (the aggregate amount of all Eligible Distributions per PN);

(iii)	“Unit/ADS Reference Price” shall result from the following calculation: €5.2176 – (the aggregate amount of all Eligible Distributions per Unit); and

(iv)	“Banco Santander Reference Price” shall result from the following calculation: €12.2480 – (the aggregate amount of all Eligible Distributions per share of Banco Santander).

Given that each of the Increases shall be given effect to at a different time (as described below), the Revised Exchange Ratio resulting from the adjustment above may be different for each Increase.

Likewise, although initially there are only two Revised Exchange Ratios (0.2130 Banco Santander shares for each ON or PN and 0.4260 for each Santander Brasil ADS or Unit), given that ONs and PNs carry different rights to dividends, if Santander Brasil makes Eligible Distributions, the adjustment mechanism shall result in three Revised Exchange Ratios, one for ONs, one for PNs and one for Santander Brasil ADSs and Units.

As stated in the definition of Eligible Distribution above, for purposes of the calculations under (i) through (iii), the relevant Eligible Distributions shall be converted from Brazilian reais into euro. In addition, the ON Reference Price, the PN Reference Price, the Unit/ADS Reference Price and the Banco Santander Reference Price shall each be rounded to four decimal places (with 0.00005 being rounded upwards).

This mechanism is designed to ensure that the relative economics of the exchange are preserved regardless of which party makes Eligible Distributions. In addition, the Revised Exchange Ratio will be adjusted for stock splits, reverse stock splits,

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bonus share issues (bonificações) and other analogous corporate actions by either Banco Santander or Santander Brasil, in each case in a manner designed to preserve the relative economic position of the tendering holders and Banco Santander. Share buybacks (and the correlated share capital decreases) conducted by either Banco Santander or Santander Brasil will not result in an adjustment to the Revised Exchange Ratio.

3. Implementation of the Transaction

3.1.       Structure of the Offer

The U.S. Offer is available to all holders of Santander Brasil ADSs and to U.S. holders of Santander Brasil Shares and Units. The Brazilian Offer is available to all holders of Santander Brasil Shares and Units (whether U.S. holders or non-U.S. holders). The Offer is structured to allow compliance with the requirements of both Brazilian and U.S. legal provisions applicable thereto.

(A)      U.S. Offer. Holders of Santander Brasil Securities who tender into the U.S. Offer will do so through a U.S. Offer exchange agent, who will deliver to them the newly-issued Banco Santander shares in the form of Banco Santander ADSs (each representing one share) issued by the depositary of the Banco Santander ADS program (the “ADS Depositary”).

(B)       Brazilian Offer. Holders of Santander Brasil Securities who tender into the Brazilian Offer will do so, in the case of the Initial Acceptance Period, through an auction to be held on B3 (the “Auction”) and will receive the newly-issued Banco Santander shares in the form of Banco Santander BDSs (each representing one share) issued by the depositary of the Banco Santander BDS program (the “BDS Depositary”).

The Offer may not be launched unless and until Banco Santander has become registered as a publicly-held company (companhia aberta) in Brazil with the Comissão de Valores Mobiliários (“CVM”), and has registered with the CVM and B3 the Banco Santander BDS program. In addition, before launching the Offer, it shall be confirmed that the Banco Santander BDSs and the Banco Santander ADSs to be issued in connection with the Transaction will be admitted to listing on B3 and the NYSE, respectively, no later than on the date of settlement of the Transaction.

The Offer may be accepted by all holders of Santander Brasil Securities other than the Santander Group.

The Offer – if authorized by the relevant U.S. and Brazilian regulatory authorities – will have an initial acceptance period (the “Initial Acceptance Period”), followed by a 30-calendar day period (the “Additional Acceptance Period”) during which holders of Santander Brasil Securities who have not accepted the Offer during the Initial Acceptance Period may sell to Santander, either under the U.S. Offer or the Brazilian Offer, their Santander Brasil Securities according to the same Revised Exchange Ratio, adjusted as appropriate (the “Put Right”). The Additional Acceptance Period will be divided into three successive sub-periods (each, a “Sub-Period”) in order to comply with U.S. and Brazilian regulations. In particular, CVM rules permit an offeror to establish as many as three separate settlement dates to settle the exchange for securities tendered during the 30-calendar-day Additional Acceptance Period. Additionally, US Rule 14d-1(d)(2)(iv) permits offerors engaged in a subsequent offering period, where payment cannot be made on a more expedited basis under home jurisdiction law or practice, to “bundle” and pay for securities tendered in the subsequent offering period within 20 business days. For those reasons, Santander intends to bundle Santander Brasil Securities tendered into the Offer during three successive periods during the 30-calendar-day Additional Acceptance Period.

Upon the conclusion of the Initial Acceptance Period and each of the Sub-Periods, the Santander Brasil Securities tendered will be transferred to Banco Santander, who will give effect to each of the Increases submitted under item 1 A (after the Initial Acceptance Period) and under items 1 B, 1 C and 1 D (after each of the Sub-Periods, unless Banco Santander decides to settle the Put Right by delivering treasury shares) to issue and deliver to the tendering holders of Santander Brasil Securities the relevant number of Banco Santander new shares in exchange.

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3.2.       Other procedural steps and conditions

Before the Offer can be formally launched, a number of procedural steps shall be taken in the United States and Brazil, including, among others, the issuance of certain opinions/reports on the US and Brazilian Offers to be issued by the board of directors of Santander Brasil and disclosed in both jurisdictions; the delivery by Banco Santander to Santander Brasil of a report issued by an independent expert with regard to both Banco Santander and Santander Brasil; and certain filings and registrations by Banco Santander with the US and Brazilian securities markets regulators and/or stock exchanges.

Furthermore, the Transaction is subject to various conditions, including the relevant registration in Brazil and the US, and the absence of a material adverse change since the commencement date of the Offer.

The conditions to which the Offer is subject are for the sole benefit of Banco Santander and may be asserted by Banco Santander regardless of the circumstances (including any action or inaction by Banco Santander) giving rise to any such conditions or may be waived by Banco Santander in whole or in part at any time and from time to time in Banco Santander’s sole discretion.

According to the estimated timeline for the Transaction, and subject to the satisfaction of the conditions to which it is subject, the Transaction is expected to be completed during the first half of 2027.

4. Settlement of the Transaction

On each settlement date of the Offer, Banco Santander will receive all those Santander Brasil Securities with respect to which the Offer has been accepted and will commence all procedures necessary for the issue and subsequent delivery of the corresponding newly-issued shares in accordance with the Revised Exchange Ratio (adjusted as appropriate).

The valid acceptance of the Offer by the holders of Santander Brasil Securities will entail (in case of the Initial Acceptance Period, once it has expired), their irrevocable consent to the contribution to Banco Santander of their Santander Brasil Securities for the disbursement of the new shares of Banco Santander to be issued in the Increase, as well as to the subscription of said shares.

Holders of Santander Brasil Securities who accept the Offer shall receive the Banco Santander shares that constitute the consideration therefor in the form of ADSs or BDSs, as applicable, which shall be listed on the NYSE or B3, respectively. The shares of Banco Santander to be delivered to the holders of Santander Brasil Securities who accept the Offer will be issued through the execution of the Increases, which will be implemented through non-cash contributions consisting of Santander Brasil Securities, provided that, Banco Santander may decide to settle the Put Right by delivering treasury shares.

The new shares of Banco Santander issued in the Increases will be subscribed for the account of Santander Brasil tendering holder through the procedures and entities participating in the clearing and settlement systems in United States, Brazil and Spain, as appropriate, and with the assistance of the intermediaries designated for the Offer. In particular:

(i)	as regards the U.S. Offer, by the ADS Depositary of the Banco Santander ADS program, for the account of the holders of Santander Brasil Securities who tender into the U.S. Offer; and

(ii)	as regards the Brazilian Offer, by the BDS Depositary, for the account of the holders of Santander Brasil Securities who tender into the Brazilian Offer.

The new Banco Santander shares issued in the Increases will be entitled to all dividends and any other distribution paid by Banco Santander to its shareholders with a record date that falls on or after the date on which the board of directors or, by delegation, any of its delegated bodies or any director, declares the relevant Increase executed.

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II. BOARD OF DIRECTORS’ REPORT FOR PURPOSES OF SECTIONS 286 AND 296 OF THE SPANISH COMPANIES ACT

1. Purpose of and rationale for the Increases covered by this report

As indicated above, the share capital increases proposed to the general shareholders’ meeting are intended to allow the implementation of the Offer through the delivery of newly-issued shares of Banco Santander. In view of the structural requirements of the Offer described above, four share capital increases are submitted for approval: one for the issuance of shares to be delivered to the shareholders tendering during the Initial Acceptance Period (the “Primary Increase”) and three additional increases for those who exercise their Put Right during the Additional Acceptance Period (each a “Complementary Increase” and collectively the “Complementary Increases”; and the Primary Increase and the Complementary Increases, collectively, the “Increases”, as already defined).

It is not possible to assess how many Santander Brasil Securities will be tendered in the Initial Acceptance Period and how many in each Sub-Period. Thus, each of the four Increases provides for the issuance of the maximum number of shares that would be required to be delivered if all Santander Brasil Securities not held by the Santander Group were tendered, although in no event may the total number of shares issued pursuant to the four Increases exceed that maximum number of shares.

2. Amount and number of shares to be issued in each of the Increases covered by this report

The number of shares to be issued in each of the Increases will be the product of multiplying the number of Santander Brasil Securities contributed as consideration for the relevant Increase by the Revised Exchange Ratio (adjusted as appropriate).

As explained above, considering the adjustment for Eligible Distributions, in each Increase there may be three different Revised Exchange Ratios, one for ONs, one for PNs and one for Units and Santander Brasil ADSs. Thus, the number of shares to be issued in each Increase shall result from the following formula:

New Shares to be Issued = (ON Revised Exchange Ratio x Number of Tendered ONs) + (PN Revised Exchange Ratio x Number of Tendered PNs) + (Unit/ADS Revised Exchange Ratio x Number of Tendered Units/ADSs)

where,

(i)	“ON Revised Exchange Ratio”, “PN Revised Exchange Ratio” and “Unit/ADS Revised Exchange Ratio” shall be, for each of the ONs, PNs and Units, the Revised Exchange Ratio as adjusted pursuant to section I.2.3 above. The Unit/ADS Revised Exchange Ratio shall also apply to the tendered ADSs, as 1 Santander Brasil ADS represents 1 Unit.

(ii)	“Number of Tendered ONs", “Number of Tendered PNs” and “Number of Tendered Units/ADSs” shall be, respectively, the number of ONs (ações ordinárias), of PNs (ações preferenciais) and of ADSs (American Depositary Shares) and of Units of Santander Brasil to be contributed in consideration for the relevant Increase by accepting the Offer.

As mentioned above, each Santander Brasil ADS represents 1 Unit. And each Unit is made up of 1 ON and 1 PN. The estimated total number of ONs and PNs (including those underlying the Units and, where applicable, the Santander Brasil ADSs) that can be tendered in the Offer is 376,473,856 ONs and 404,278,268 PNs, considering the number of Santander Brasil Securities currently outstanding and the maximum number of Units linked to employee plans that could be delivered up to 30 June 2027 (subject to their terms and the appropriate corporate approvals). Without accounting for any adjustments to the Revised Exchange Ratio, the estimated maximum number of Banco Santander shares to be issued is 166,300,202, representing approximately 1.1% of the share capital as of 11 November 2026. The actual number of Banco Santander shares to be delivered could end up being higher than the abovementioned amount due to adjustments to the Revised Exchange Ratio (see section I.2.3). The total number of 376,473,856 ONs and 404,278,268 PNs, and thus the 166,300,202 maximum number of shares to be issued in the Increases (without accounting for any adjustments to the Revised Exchange Ratio), shall not change. However, the distribution between Santander Brasil ADSs, Units and ONs/PNs not incorporated in Units may change.

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Hence, Banco Santander’s board of directors submits for approval to the general shareholders’ meeting the Increases by means of the issuance and placing into circulation, in each case, of the number of shares with a nominal value of 0.5 euros that results from the formula above. The consideration for the Increases will consist of non-cash contributions consisting of the Santander Brasil Securities. The new shares will be issued at their nominal value plus a share premium to be determined in accordance with the provisions below.

3. Procedure to apply to fractions of shares

Those holders of Santander Brasil Securities who hold a number of Santander Brasil Securities which, applying the Revised Exchange Ratio, results in a non-integer number of Banco Santander ADSs or Banco Santander BDSs (indistinctly, a “Depositary Share”), as applicable, and who would therefore be entitled to a fraction of a Depositary Share, will not receive the corresponding fractions. The Depositary Shares or the underlying Banco Santander shares will be aggregated and sold on the market after the date on which the relevant Increase is carried out, and the net proceeds from this sale will be distributed pro rata among the corresponding holders according to their respective fractions. The amount that such Santander Brasil Securities’ holders will receive as a result of the sale of such fractions cannot be guaranteed.

Taking into account the Revised Exchange Ratio, it is probable that, in relation to each settlement, the total number of shares of the Bank to be delivered to all holders of Santander Brasil Securities that accept the Offer through the U.S. Offer and the Brazilian Offer results, in each case, in a non-integer number. Therefore, the proposed resolutions provide, for each of the Increases, for the possibility of using the number of shares of Banco Santander held in treasury required to deliver the fraction corresponding to all of the Santander Brasil Securities that have accepted the U.S. Offer and/or the Brazilian Offer, for the subsequent sale thereof. In this event, the total number of shares of Banco Santander to be issued will be rounded down to the nearest whole number.

4. Issue price and valuation of the Increases

The issue price (nominal value plus share premium) of each new Banco Santander share issued in each of the Increases will be determined by the board of directors (or, by delegation, its delegated bodies or a director) in accordance with the following rules:

(i)	it shall in no case be below 0.50 euros (nominal value of each share of Banco Santander); and

(ii)	it shall not be greater than 12.2478 euros, adjusted in accordance with the adjustment(s) to the Revised Exchange Ratio finally applicable to each Increase.

Pursuant to section 297.1.a) of the Spanish Companies Act, the issue price per share (and, thus, the share premium) will be determined for each Increase, in accordance with the above rules and taking into account, among other factors, the share price, by the board of directors (which may in turn delegate these powers to the executive committee or any director) no later than the date of implementation of the relevant Increase.

The consideration for each of the Increases will consist entirely of non-cash contributions to the share capital of Banco Santander, which will be, precisely, Santander Brasil Securities (i.e., ONs, PNs, Units and ADSs of Santander Brasil) with respect to which the Offer has been accepted.

5. Implementation of the Increases and delegation of powers

As already indicated, at the end of the Initial Acceptance Period or upon each of the three settlement dates during the Additional Acceptance Period, the Santander Brasil Securities tendered in the Offer will be transferred to Banco Santander. In exchange, their holders will have the right to receive the relevant number of newly-issued shares (represented in the form of Banco Santander ADSs or BDSs, as applicable) considering the Revised Exchange Ratio and the rule applicable to fractions. This will be carried out through the ADS Depositary – with regard to the U.S. Offer – or through the BDS Depositary (in the Brazilian Offer), both as subscribers of the Increases for the account thereof. In this way, the Primary Increase and any Complementary Increases will be subscribed and paid up through the contribution of the relevant

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Extraordinary general shareholders’ meeting 2026	Proposed resolutions

Santander Brasil Securities. The resolutions approving the Increases will involve an amendment of the amount of the share capital and of the number of shares into which it is divided as reflected in sections 1 and 2 of article 5 of the bylaws.

Each Increase includes a delegation of powers to the board of directors (which can in turn delegate to the executive committee or to any director) in order to set the date of implementation of such increase, complete the terms thereof, including the share premium, and amend the text of sections 1 and 2 of article 5 of the bylaws to reflect the final share capital figure and the number of shares resulting from subscription of each Increase.

If the board of directors (or any other delegate), after taking into account, among other issues, the terms of the Offer, the conditions to which it is subject and the level of acceptance, does not consider it advisable or required to carry out the Primary Increase or any of the Complementary Increases, it will be entitled to decide not to do so, in which case it will be required to report such decision to the shareholders at the next general shareholders’ meeting. Any Increase not executed within the one-year period established by the shareholders will be null and void.

In addition, given that each Increase provides for the issue of the number of shares of Banco Santander that would be necessary if all holders of Santander Brasil Securities accepted the Offer, incomplete subscription is expressly provided for the purposes of section 311.1 of the Spanish Companies Act in case not all Santander Brasil Securities are tendered.

III. BOARD OF DIRECTORS’ REPORT FOR PURPOSES OF SECTION 300.1 OF THE SPANISH COMPANIES ACT

Since the Increases are to be paid up by means of non-cash contributions, the information required by section 300.1 of the Spanish Companies Act is set out below.

1. Details of the proposed contributions

The proposed contributions will consist of Santander Brasil Securities, i.e., ONs (ações ordinárias), PNs (ações preferenciais), Units (each made up of one ON and one PN), and ADSs (each representing one Unit) of Santander Brasil tendered in the Offer. Santander Brasil’s ONs, PNs and Units are admitted to trading on B3 with the ticker symbols “SANB3”, “SANB4” and “SANB11”, respectively, while its ADSs are listed on the NYSE with the ticker symbol “BSBR”.

Santander Brasil has its corporate domicile at Avenida Presidente Juscelino Kubitschek, 2,041, CJ. 281, Bloco A, Cond. WTorre JK, Vila Nova Conceição, São Paulo, SP, 04543-011, Brazil and is registered with the Cadastro Nacional de Pessoas Jurídicas do Ministério da Fazenda do Brasil (CNPJ/MF) under number 90.400.888/0001-42.

On 30 September 2026, Santander Brasil’s capital stock was R$65,000,000,000, fully paid-in and divided into 7,498,531,051 shares, all nominative, in book-entry form and without par value, consisting of 3,818,695,031 common shares and 3,679,836,020 preferred shares. All of the Santander Brasil Securities that are not held by the Santander Group may participate in the Offer, and therefore may form part of the projected non-cash contributions for purposes of the Increases covered by this report.

As described above, on the settlement date of the Initial Acceptance Period and on each of the three settlement dates during the Additional Acceptance Period, Banco Santander will acquire title to those Santander Brasil Securities tendered during the relevant acceptance period. Banco Santander will thus receive the non-cash contribution corresponding to the Primary Increase and any Complementary Increases referred to in this report at each of such times. The estimated total number of ONs and PNs (including those underlying the Units and, where applicable, the Santander Brasil ADSs) that can be tendered in the Offer is 376,473,856 ONs and 404,278,268 PNs, considering the number of Santander Brasil Securities currently outstanding and the maximum number of Units linked to employee plans that could be delivered up to 30 June 2027 (subject to their terms and the appropriate corporate approvals). The total number of 376,473,856 ONs and 404,278,268 PNs, and thus the maximum number of shares to be issued in the Increases (without accounting for any adjustments to the Revised Exchange Ratio), shall not change. However, the distribution between Santander Brasil ADSs, Units and ONs/PNs not incorporated in Units may change.

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As noted above, the holders of Santander Brasil Securities who accept the Offer will be entitled to receive 0.4260 newly-issued Banco Santander shares (represented in the form of Banco Santander ADSs or BDSs) for each Unit or Santander Brasil ADS, and 0.2130 newly-issued Banco Santander shares for each ON or PN, subject to the adjustments previously mentioned.

2. Persons who are to make the proposed contributions

The newly-issued shares of Banco Santander will be subscribed by the ADS Depositary for the account of the holders of Santander Brasil Securities who tender into the U.S. Offer and by the BDS Depositary for the account of those who tender into the Brazilian Offer. Likewise, the new shares of Banco Santander will be delivered for the account of such holders and as applicable to the ADS Depositary or to the BDS Depositary, which in turn will issue and deliver to them the corresponding Banco Santander ADSs or BDSs, respectively.

As described above, delivery to Banco Santander of the expected non-cash contributions will occur on the settlement date of the Offer (in the case of the Primary Increase) and on each of the three settlement dates during the Additional Acceptance Period (with regard to the Complementary Increases). Once Banco Santander has acquired title to the tendered Santander Brasil Securities, it will deliver to the tendering holders, through the ADS Depositary or the BDS Depositary, as the case may be, the new shares of Banco Santander (in the form of ADSs or BDSs, as applicable) upon the terms approved in the Revised Exchange Ratio.

3. Number and nominal value of the shares to be delivered

The maximum number of shares to be issued in each of the Increases will be the product of multiplying the Revised Exchange Ratio (adjusted as appropriate) by the maximum number of Santander Brasil Securities that may be contributed as consideration for the Increase in question (as described in section III.1 of this report). Without accounting for any adjustments to the Revised Exchange Ratio, the estimated maximum number of Banco Santander shares to be issued is 166,300,202, with a nominal value of 0.50 euros each, and therefore, the aggregate maximum nominal amount of the Increases would be 83,150,101 euros. As previously indicated, the actual number of Banco Santander shares to be issued and delivered, and therefore the aggregate nominal amount of the Increases, could end up being higher due to adjustments to the Revised Exchange Ratio (see section I.2.3).

The actual number of shares to be issued in each Increase will depend on the number of Santander Brasil Securities with respect to which the Offer is accepted during the relevant acceptance period and, in the Additional Acceptance Period, on whether the board of directors (or any delegate thereof) chooses to exchange the relevant Santander Brasil Securities for treasury shares.

For these reasons, and in accordance with the provisions of section 311.1 of the Spanish Companies Act, the possibility of incomplete subscription of each of the Increases is expressly provided for.

4. Guarantees adopted based on the nature of the contributed assets

In compliance with section 67 of the Spanish Companies Act, the Commercial Registry of Santander will appoint, upon Banco Santander’s request, an independent expert who will prepare a report describing the non-cash contribution with identifying details and the valuation criteria used, and indicating whether the resulting values correspond at least to the number, nominal value and share premium of the shares to be issued in exchange.

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1 A Non-cash share capital increase by an amount to be determined for the initial offering period and possibility of incomplete subscription. Authorisation to execute it and set share premium.

PROPOSED RESOLUTION

1.	Share capital increase by means of non-cash contributions

1.1.	New shares to be issued

It is resolved to increase the share capital of Banco Santander, S.A. (“Banco Santander”, the “Bank” or the “Company”) by the amount that results from multiplying (a) the nominal value of 0.50 euros per share by (b) the determinable number of new shares of Banco Santander resulting from the following formula:

New Shares to be Issued = (ON Revised Exchange Ratio x Number of Tendered ONs) + (PN Revised Exchange Ratio x Number of Tendered PNs) + (Unit/ADS Revised Exchange Ratio x Number of Tendered Units/ADSs)

where,

(i)	“Number of Tendered ONs", “Number of Tendered PNs” and “Number of Tendered Units/ADSs” shall be, respectively, the number of ONs (ações ordinárias), of PNs (ações preferenciais) and of ADSs (American Depositary Shares) and of Units of Banco Santander (Brasil) S.A. (“Santander Brasil”) to be contributed in consideration for the capital increase by accepting the public offering for up to all of the securities representing the share capital of Santander Brasil (the “Offer”). Each Santander Brasil ADS represents 1 Unit and each Unit is made up of 1 ON and 1 PN. The estimated total number of ONs and PNs (including those underlying the Units and, where applicable, the Santander Brasil ADSs) that can be tendered in the Offer is 376,473,856 ONs and 404,278,268 PNs, considering the number of Santander Brasil Securities currently outstanding and the maximum number of Units linked to employee plans that could be delivered up to 30 June 2027 (subject to their terms and the appropriate corporate approvals). The total number of 376,473,856 ONs and 404,278,268 PNs, and thus the maximum number of shares to be issued in this share capital increase (the “Primary Increase”) (without accounting for any adjustments to the Revised Exchange Ratio), shall not change. However, the distribution between Santander Brasil ADSs, Units and ONs/PNs not incorporated in Units may change. ONs, PNs, Units and ADSs shall be referred to as “Santander Brasil Securities”; and

(ii)	“ON Revised Exchange Ratio”, “PN Revised Exchange Ratio” and “Unit/ADS Revised Exchange Ratio” (indistinctly, the “Revised Exchange Ratio”) shall be, respectively, the number of newly-issued shares of Banco Santander that are to be delivered for each ON, each PN and each Unit or ADS of Santander Brasil that is contributed to the Bank in the Offer, and shall be as follows:

a.	if there are no Eligible Distributions by Banco Santander nor by Santander Brasil:

(i)	ON Revised Exchange Ratio = 0.2130;

(ii)	PN Revised Exchange Ratio = 0.2130;

(iii)	Unit/ADS Revised Exchange Ratio = 0.4260;

b.	if there are Eligible Distributions by Banco Santander and/or by Santander Brasil, it will be calculated as follows (with the resulting amount rounded in each case to four decimal places -with 0.00005 being rounded upwards-):

(i)	ON Revised Exchange Ratio = ON Reference Price / Banco Santander Reference Price;

(ii)	PN Revised Exchange Ratio = PN Reference Price / Banco Santander Reference Price; and

(iii)	Unit/ADS Revised Exchange Ratio = Unit/ADS Reference Price / Banco Santander Reference Price.

where,

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–	“Eligible Distribution” shall mean:

o	in the case of Distributions made by Santander Brasil, any Distribution with a record date from 30 July 2026 until the last date (included) that allows the tendering holders of Santander Brasil Securities to receive such Distribution made by Santander Brasil. All such Santander Brasil Distributions shall be converted into euros, in each case using the PTAX bid/ask average rate published by the Central Bank of Brazil on the relevant record date, with each resulting amount rounded to four decimal places (with 0.00005 being rounded upwards); and

o	in the case of Distributions made by Banco Santander, any Distribution with a record date falling on or after 30 July 2026 and before the first date that allows the tendering holders of Santander Brasil Securities to receive such Distribution made by Banco Santander after the receipt of the relevant Banco Santander ADSs or BDSs pursuant to the Offer;

–	“Distribution” shall mean any distribution of dividends, interest on equity (juros sobre capital próprio), or any other type of distribution to its shareholders carried out by Banco Santander or Santander Brasil, respectively.

–	“ON Reference Price” shall result from the following calculation: €2.6088 – (the aggregate amount of all Eligible Distributions per ON), rounded to four decimal places (with 0.00005 being rounded upwards);

–	“PN Reference Price” shall result from the following calculation: €2.6088 – (the aggregate amount of all Eligible Distributions per PN), rounded to four decimal places (with 0.00005 being rounded upwards);

–	“Unit/ADS Reference Price” shall result from the following calculation: €5.2176 – (the aggregate amount of all Eligible Distributions per Unit), rounded to four decimal places (with 0.00005 being rounded upwards); and

–	“Banco Santander Reference Price” shall result from the following calculation: €12.2480 – (the aggregate amount of all Eligible Distributions per share of Banco Santander), rounded to four decimal places (with 0.00005 being rounded upwards).

The Revised Exchange Ratio will be adjusted for stock splits, reverse stock splits, bonus share issues (bonificações) and other analogous corporate actions by either Banco Santander or Santander Brasil, in each case in a manner designed to preserve the relative economic position of the tendering holders and Banco Santander. Share buybacks (and the correlated share capital decreases) conducted by either Banco Santander or Santander Brasil will not result in an adjustment to the Revised Exchange Ratio.

The shares to be issued shall be of the same class and series as those currently outstanding and shall be represented by book entries. The shares will be issued at their nominal value of 0.5 euros plus a share premium to be determined, pursuant to the provisions of section 297.1.a) of the Spanish Companies Act, by the board of directors, which may in turn delegate (with substitution powers where appropriate) these powers to its delegated bodies or other directors (without prejudice to any existing powers of attorney or to those that may be granted), no later than the date of execution of the increase, through the procedure set out below. In accordance with the provisions of section 3 below, the amount of the share premium may not exceed 11.7478 euros per share. Thus, the issue price set may not exceed 12.2478 euros per share (subject to the corresponding adjustments to the Revised Exchange Ratio).

1.2.	Contributions that will serve as consideration for the Primary Increase

The shares issued in implementation of this Primary Increase shall be fully paid up by means of non-cash contributions consisting of securities representing the share capital of Santander Brasil; i.e., ONs (ações ordinárias), PNs (ações preferenciais), Units (each made up of one ON and one PN) and ADSs (American Depositary Shares, each representing one Unit). Banco Santander must receive: one Unit or ADS of Santander Brasil in exchange for the number of newly-issued shares of the Bank corresponding to the Unit/ADS Revised Exchange Ratio; one ON of Santander Brasil in exchange for the number of newly-issued shares of the Bank corresponding to the ON Revised Exchange Ratio; and one PN of Santander Brasil in exchange for the number of newly-issued shares of the Bank corresponding to the PN Revised Exchange Ratio.

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1.3.	Treatment of fractions of shares

Those who tender a number of Santander Brasil Securities that, by application of the relevant exchange ratio, gives rise to a non-integer number of Banco Santander shares and that would therefore have the right to a fraction of a Banco Santander ADS or BDS, will not receive those fractions. The fractions of such shares shall be aggregated and sold on the market after the date on which the increase is implemented, and the net proceeds obtained in this sale will be distributed pro rata among the corresponding holders of Santander Brasil Securities according to their respective fractions.

The total number of Banco Santander shares to be delivered to all of the holders of Santander Brasil Securities that have accepted the Offer, in the United States on the one hand and in Brazil on the other hand, may be rounded down to the nearest whole number and the exchange corresponding to the decimals so rounded may be covered by using Banco Santander treasury shares, as required.

2.	Incomplete subscription

In the event that the number of Santander Brasil Securities actually contributed as consideration for the Primary Increase is lower than the total number of Santander Brasil Securities to which the Offer is addressed, the capital will be increased only to the corresponding extent.

For this reason, and in accordance with the provisions of section 311.1 of the Spanish Companies Act, there is an express provision for the possibility of an incomplete subscription of the Primary Increase.

3.	Determination of the issue price and share premium

Pursuant to the provisions of section 297.1.a) of the Spanish Companies Act, the amount of the share premium for the new shares will be established by the board of directors, which may also delegate these powers to its delegated bodies or other directors, no later than the date of implementation of the Primary Increase, in accordance with the following:

(i)	the issue price determined shall in no case be less than 0.50 euros (nominal value of each share of Banco Santander); and

(ii)	shall not be greater than 12.2478 euros, adjusted in accordance with the adjustment to the Revised Exchange Ratio finally applicable.

The issue price (and therefore, the share premium) of each new share will be determined by the board of directors, which may in turn delegate (with substitution powers where appropriate) this authority to its delegated bodies or other directors (without prejudice to any existing powers of attorney or to these that may be granted), in accordance with the above rules and taking into account, among other factors, the share price, pursuant to the provisions of section 297.1.a) of the Spanish Companies Act, no later than the date of implementation of the Primary Increase.

The share premium for each new share will be the result of subtracting the nominal value of each new share (0.50 euros) from the issue price so fixed. Therefore, the share premium for each new share will be a maximum of 11.7478 euros per share.

4.	No pre-emptive subscription rights

Pursuant to section 304 of the Spanish Companies Act, because the consideration for the new shares to be issued consists of non-cash contributions, the shareholders of Banco Santander will not have pre-emptive subscription rights in respect of the shares to be issued in the Primary Increase.

5.	Representation of the new shares

The new shares will be represented by book entries maintained by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) and its participating entities, without prejudice to the fact that they may, as the case may be, be represented in the form of ADSs or BDSs.

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6.	Rights attaching to the new shares

From the time the Primary Increase is declared subscribed and paid up by the board of directors or by whomever it delegates, the new shares will confer on their holders the same rights as the Banco Santander shares in circulation at that time. In particular, the purchasers of the new shares will be entitled to receive all dividends and any other distribution paid by Banco Santander to its shareholders with a record date that falls on or after such moment.

7.	Information made available to shareholders

The resolution approving the Primary Increase is adopted after making available to the shareholders the proposed resolution for capital increase and the board of directors' report prepared in accordance with the provisions of the Spanish Companies Act.

8.	Application for admission to official trading

It is resolved to apply for admission to trading of the new shares on the Madrid, Barcelona, Bilbao, and Valencia Stock Exchanges through the Spanish Automated Quotation System (Sistema de Interconexión Bursátil (Mercado Continuo)), as well as to carry out the necessary procedures and actions and submit the required documents to the competent bodies of the Warsaw, London and Mexico Stock Exchanges and of any other foreign Stock Exchanges on which Banco Santander shares are listed at any given time for the admission to trading of the new shares issued as a result of the Primary Increase, expressly stating Banco Santander's submission to the rules that exist or may be enacted in relation to the Stock Exchange and, in particular, to trading, continued listing, and delisting from official trading. For the avoidance of doubt, this includes the admission of the Banco Santander ADSs and BDSs representing the new shares to listing on the NYSE and B3, respectively. In addition, it is resolved to request the inclusion of the new shares in the book-entry registry of Iberclear.

It is expressly stated that, in the event that the delisting of Banco Santander shares is subsequently requested, this will be adopted with the same formalities that apply and, in such a case, the interests of shareholders who oppose the delisting resolution or do not vote on it will be guaranteed, in compliance with the requirements set forth in the Spanish Companies Act and related provisions, all in accordance with the provisions of the Securities Markets and Investment Services Act (Ley de los Mercados de Valores y de los Servicios de Inversión) and its implementing provisions in force at any given time.

9.	No implementation

Within one year of the date of approval of the Primary Increase by the shareholders at the general meeting, the board of directors or, by delegation, any of its delegated bodies or any director, may resolve to carry out the Primary Increase and to set the terms and conditions therefor as to all matters not provided for in the resolution approving the Primary Increase. Notwithstanding the foregoing, if the board of directors (or any other delegate) does not consider it advisable to carry out the Primary Increase, it will be authorized to decide not to do so, in which case it will be required to report such decision to the shareholders at the next general shareholders’ meeting. In particular, in deciding whether and when to implement the Primary Increase, the terms of the Offer and attendant circumstances (like market conditions), among other issues, shall be analysed and taken into account, and in the case that such conditions or other elements mean it is not advisable in the view thereof to implement the Primary Increase, it may be decided not to implement it. The Primary Increase shall be null and void if the board of directors (or any other delegate) does not exercise the powers delegated thereto within the one-year period established by the shareholders for implementation of the Primary Increase.

10.	Delegation for execution

It is resolved to delegate to the board of directors, in accordance with the provisions of section 297.1.a) of the Spanish Companies Act, the power to set the conditions of the Primary Increase in all matters not provided for in this resolution. In particular, and by way of illustration only, the following powers are delegated:

(1)	To determine, within one year of the approval of the Primary Increase by the general meeting, the date on which the Primary Increase is to take effect, or, if the Transaction is not completed, to render it ineffective, which would be reported at the next meeting.

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(2)	To set, if applicable, and in accordance with the provisions above, the number of newly-issued shares of Banco Santander to be delivered through the Primary Increase for each Santander Brasil Security contributed to the Bank within the context of the Offer, applying the Revised Exchange Ratio (adjusted, where applicable, as appropriate), and to agree to the sale on the market of the Banco Santander shares (or ADSs or BDSs representing them, where applicable) corresponding to the fractions, as well as to the delivery of shares held in treasury in accordance with the procedure described in this resolution.

(3)	To determine the terms and conditions of the Primary Increase in all matters not provided for by this general meeting, including the determination of the amount of the share premium in accordance with the procedure established for this purpose under section 297.1.a) of the Spanish Companies Act.

(4)	To declare the Primary Increase closed and executed.

(5)	To amend sections 1 and 2 of article 5 of Banco Santander’s bylaws, relating to share capital, to adapt it to the new share capital figure and number of shares resulting therefrom.

(6)	To carry out any action that may be necessary or appropriate to implement and formalize the Primary Increase before any public or private entities and authorities, Spanish or foreign, including those for purposes of statement, supplementation, or correction of defects or omissions that might prevent or hinder the full effectiveness of the resolution approving the Primary Increase, as well as, if necessary, to comply with the requirements imposed by the regulatory authorities of the countries in which the Offer is carried out.

(7)	To carry out all necessary procedures so that the shares issued in connection with the Primary Increase are registered in the accounting records of Iberclear and admitted to trading on the domestic and foreign Stock Exchanges on which the Bank shares are listed at any given time, in accordance with the procedures established by each of those Stock Exchanges.

The board of directors is hereby expressly authorized to delegate (with substitution powers where appropriate) to the executive committee and/or any director, pursuant to the provisions of section 249 bis.I) of the Spanish Companies Act, all the delegable powers referred to in this resolution, without prejudice to any existing powers of attorney or to those that may be granted in relation to the content of this resolution.

1 B Non-cash capital increase by an amount to be determined for subsequent offering period and possibility of incomplete subscription. Authorisation to execute it and set share premium.

PROPOSED RESOLUTION

1.	Share capital increase by means of non-cash contributions

1.1.	New shares to be issued

It is resolved to increase the share capital of Banco Santander, S.A. (“Banco Santander”, the “Bank” or the “Company”) by the amount that results from multiplying (a) the nominal value of 0.50 euros per share by (b) the determinable number of new shares of Banco Santander resulting from the following formula:

New Shares to be Issued = (ON Revised Exchange Ratio x Number of Tendered ONs) + (PN Revised Exchange Ratio x Number of Tendered PNs) + (Unit/ADS Revised Exchange Ratio x Number of Tendered Units/ADSs)

where,

(i)	“Number of Tendered ONs", “Number of Tendered PNs” and “Number of Tendered Units/ADSs” shall be, respectively, the number of ONs (ações ordinárias), of PNs (ações preferenciais) and of ADSs (American Depositary Shares) and of Units of Banco Santander (Brasil) S.A. (“Santander Brasil”) to be contributed in consideration for the

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capital increase by accepting the public offering for up to all of the securities representing the share capital of Santander Brasil (the “Offer”). Each Santander Brasil ADS represents 1 Unit and each Unit is made up of 1 ON and 1 PN. The estimated total number of ONs and PNs (including those underlying the Units and, where applicable, the Santander Brasil ADSs) that can be tendered in the Offer is 376,473,856 ONs and 404,278,268 PNs, considering the number of Santander Brasil Securities currently outstanding and the maximum number of Units linked to employee plans that could be delivered up to 30 June 2027 (subject to their terms and the appropriate corporate approvals). The total number of 376,473,856 ONs and 404,278,268 PNs, and thus the maximum number of shares to be issued in this share capital increase (the “Complementary Increase”) (without accounting for any adjustments to the Revised Exchange Ratio), shall not change. However, the distribution between Santander Brasil ADSs, Units and ONs/PNs not incorporated in Units may change. ONs, PNs, Units and ADSs shall be referred to as “Santander Brasil Securities”; and

(ii)	“ON Revised Exchange Ratio”, “PN Revised Exchange Ratio” and “Unit/ADS Revised Exchange Ratio” (indistinctly, the “Revised Exchange Ratio”) shall be, respectively, the number of newly-issued shares of Banco Santander that are to be delivered for each ON, each PN and each Unit or ADS of Santander Brasil that is contributed to the Bank in the Offer, and shall be as follows:

a.	if there are no Eligible Distributions by Banco Santander nor by Santander Brasil:

(i)	ON Revised Exchange Ratio = 0.2130;

(ii)	PN Revised Exchange Ratio = 0.2130;

(iii)	Unit/ADS Revised Exchange Ratio = 0.4260;

b.	if there are Eligible Distributions by Banco Santander and/or by Santander Brasil, it will be calculated as follows (with the resulting amount rounded in each case to four decimal places -with 0.00005 being rounded upwards-):

(i)	ON Revised Exchange Ratio = ON Reference Price / Banco Santander Reference Price;

(ii)	PN Revised Exchange Ratio = PN Reference Price / Banco Santander Reference Price; and

(iii)	Unit/ADS Revised Exchange Ratio = Unit/ADS Reference Price / Banco Santander Reference Price.

where,

–	“Eligible Distribution” shall mean:

o	in the case of Distributions made by Santander Brasil, any Distribution with a record date from 30 July 2026 until the last date (included) that allows the tendering holders of Santander Brasil Securities to receive such Distribution made by Santander Brasil. All such Santander Brasil Distributions shall be converted into euros, in each case using the PTAX bid/ask average rate published by the Central Bank of Brazil on the relevant record date, with each resulting amount rounded to four decimal places (with 0.00005 being rounded upwards); and

o	in the case of Distributions made by Banco Santander, any Distribution with a record date falling on or after 30 July 2026 and before the first date that allows the tendering holders of Santander Brasil Securities to receive such Distribution made by Banco Santander after the receipt of the relevant Banco Santander ADSs or BDSs pursuant to the Offer;

–	“Distribution” shall mean any distribution of dividends, interest on equity (juros sobre capital próprio), or any other type of distribution to its shareholders carried out by Banco Santander or Santander Brasil, respectively.

–	“ON Reference Price” shall result from the following calculation: €2.6088 – (the aggregate amount of all Eligible Distributions per ON), rounded to four decimal places (with 0.00005 being rounded upwards);

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Extraordinary general shareholders’ meeting 2026	Proposed resolutions
–	“PN Reference Price” shall result from the following calculation: €2.6088 – (the aggregate amount of all Eligible Distributions per PN), rounded to four decimal places (with 0.00005 being rounded upwards);

–	“Unit/ADS Reference Price” shall result from the following calculation: €5.2176 – (the aggregate amount of all Eligible Distributions per Unit), rounded to four decimal places (with 0.00005 being rounded upwards); and

–	“Banco Santander Reference Price” shall result from the following calculation: €12.2480 – (the aggregate amount of all Eligible Distributions per share of Banco Santander), rounded to four decimal places (with 0.00005 being rounded upwards).

The Revised Exchange Ratio will be adjusted for stock splits, reverse stock splits, bonus share issues (bonificações) and other analogous corporate actions by either Banco Santander or Santander Brasil, in each case in a manner designed to preserve the relative economic position of the tendering holders and Banco Santander. Share buybacks (and the correlated share capital decreases) conducted by either Banco Santander or Santander Brasil will not result in an adjustment to the Revised Exchange Ratio.

The shares to be issued shall be of the same class and series as those currently outstanding and shall be represented by book entries. The shares will be issued at their nominal value of 0.5 euros plus a share premium to be determined, pursuant to the provisions of section 297.1.a) of the Spanish Companies Act, by the board of directors, which may in turn delegate (with substitution powers where appropriate) these powers to its delegated bodies or other directors (without prejudice to any existing powers of attorney or to those that may be granted), no later than the date of execution of the increase, through the procedure set out below. In accordance with the provisions of section 3 below, the amount of the share premium may not exceed 11.7478 euros per share. Thus, the issue price set may not exceed 12.2478 euros per share (subject to the corresponding adjustments to the Revised Exchange Ratio).

1.2.	Contributions that will serve as consideration for the Complementary Increase

The shares issued in implementation of this Complementary Increase shall be fully paid up by means of non-cash contributions consisting of securities representing the share capital of Santander Brasil; i.e., ONs (ações ordinárias), PNs (ações preferenciais), Units (each made up of one ON and one PN) and ADSs (American Depositary Shares, each representing one Unit). Banco Santander must receive: one Unit or ADS of Santander Brasil in exchange for the number of newly-issued shares of the Bank corresponding to the Unit/ADS Revised Exchange Ratio; one ON of Santander Brasil in exchange for the number of newly-issued shares of the Bank corresponding to the ON Revised Exchange Ratio; and one PN of Santander Brasil in exchange for the number of newly-issued shares of the Bank corresponding to the PN Revised Exchange Ratio.

1.3.	Treatment of fractions of shares

Those who tender a number of Santander Brasil Securities that, by application of the relevant exchange ratio, gives rise to a non-integer number of Banco Santander shares and that would therefore have the right to a fraction of a Banco Santander ADS or BDS, will not receive those fractions. The fractions of such shares shall be aggregated and sold on the market after the date on which the increase is implemented, and the net proceeds obtained in this sale will be distributed pro rata among the corresponding holders of Santander Brasil Securities according to their respective fractions.

The total number of Banco Santander shares to be delivered to all of the holders of Santander Brasil Securities that have accepted the Offer, in the United States on the one hand and in Brazil on the other hand, may be rounded down to the nearest whole number and the exchange corresponding to the decimals so rounded may be covered by using Banco Santander treasury shares, as required.

2.	Incomplete subscription

In the event that the number of Santander Brasil Securities actually contributed as consideration for the Complementary Increase is lower than the total number of Santander Brasil Securities to which the Offer is addressed, the capital will be increased only to the corresponding extent.

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Extraordinary general shareholders’ meeting 2026	Proposed resolutions

For this reason, and in accordance with the provisions of section 311.1 of the Spanish Companies Act, there is an express provision for the possibility of an incomplete subscription of the Complementary Increase.

3.	Determination of the issue price and share premium

Pursuant to the provisions of section 297.1.a) of the Spanish Companies Act, the amount of the share premium for the new shares will be established by the board of directors, which may also delegate these powers to its delegated bodies or other directors, no later than the date of implementation of the Complementary Increase, in accordance with the following:

(i)	the issue price determined shall in no case be less than 0.50 euros (nominal value of each share of Banco Santander); and

(ii)	shall not be greater than 12.2478 euros, adjusted in accordance with the adjustment to the Revised Exchange Ratio finally applicable.

The issue price (and therefore, the share premium) of each new share will be determined by the board of directors, which may in turn delegate (with substitution powers where appropriate) this authority to its delegated bodies or other directors (without prejudice to any existing powers of attorney or to these that may be granted), in accordance with the above rules and taking into account, among other factors, the share price, pursuant to the provisions of section 297.1.a) of the Spanish Companies Act, no later than the date of implementation of the Complementary Increase.

The share premium for each new share will be the result of subtracting the nominal value of each new share (0.50 euros) from the issue price so fixed. Therefore, the share premium for each new share will be a maximum of 11.7478 euros per share.

4.	No pre-emptive subscription rights

Pursuant to section 304 of the Spanish Companies Act, because the consideration for the new shares to be issued consists of non-cash contributions, the shareholders of Banco Santander will not have pre-emptive subscription rights in respect of the shares to be issued in the Complementary Increase.

5.	Representation of the new shares

The new shares will be represented by book entries maintained by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) and its participating entities, without prejudice to the fact that they may, as the case may be, be represented in the form of ADSs or BDSs.

6.	Rights attaching to the new shares

From the time the Complementary Increase is declared subscribed and paid up by the board of directors or by whomever it delegates, the new shares will confer on their holders the same rights as the Banco Santander shares in circulation at that time. In particular, the purchasers of the new shares will be entitled to receive all dividends and any other distribution paid by Banco Santander to its shareholders with a record date that falls on or after such moment.

7.	Information made available to shareholders

The resolution approving the Complementary Increase is adopted after making available to the shareholders the proposed resolution for capital increase and the board of directors' report prepared in accordance with the provisions of the Spanish Companies Act.

8.	Application for admission to official trading

It is resolved to apply for admission to trading of the new shares on the Madrid, Barcelona, Bilbao, and Valencia Stock Exchanges through the Spanish Automated Quotation System (Sistema de Interconexión Bursátil (Mercado Continuo)), as well as to carry out the necessary procedures and actions and submit the required documents to the competent bodies of the Warsaw, London and Mexico Stock Exchanges and of any other foreign Stock Exchanges on which Banco Santander

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Extraordinary general shareholders’ meeting 2026	Proposed resolutions

shares are listed at any given time for the admission to trading of the new shares issued as a result of the Complementary Increase, expressly stating Banco Santander's submission to the rules that exist or may be enacted in relation to the Stock Exchange and, in particular, to trading, continued listing, and delisting from official trading. For the avoidance of doubt, this includes the admission of the Banco Santander ADSs and BDSs representing the new shares to listing on the NYSE and B3, respectively. In addition, it is resolved to request the inclusion of the new shares in the book-entry registry of Iberclear.

It is expressly stated that, in the event that the delisting of Banco Santander shares is subsequently requested, this will be adopted with the same formalities that apply and, in such a case, the interests of shareholders who oppose the delisting resolution or do not vote on it will be guaranteed, in compliance with the requirements set forth in the Spanish Companies Act and related provisions, all in accordance with the provisions of the Securities Markets and Investment Services Act (Ley de los Mercados de Valores y de los Servicios de Inversión) and its implementing provisions in force at any given time.

9.	No implementation

Within one year of the date of approval of the Complementary Increase by the shareholders at the general meeting, the board of directors or, by delegation, any of its delegated bodies or any director, may resolve to carry out the Complementary Increase and to set the terms and conditions therefor as to all matters not provided for in the resolution approving the Complementary Increase. Notwithstanding the foregoing, if the board of directors (or any other delegate) does not consider it advisable or necessary to carry out the Complementary Increase, it will be authorized to decide not to do so, in which case it will be required to report such decision to the shareholders at the next general shareholders’ meeting. In particular, in deciding whether and when to implement the Complementary Increase, the level of acceptance and the terms of the Offer and attendant circumstances (like market conditions), among other issues, shall be analysed and taken into account, and in the case that such level of acceptance, such conditions or other elements mean it is not necessary or advisable in the view thereof to implement the Complementary Increase, it may be decided not to implement it. The Complementary Increase shall be null and void if the board of directors (or any other delegate) does not exercise the powers delegated thereto within the one-year period established by the shareholders for implementation of the Complementary Increase.

10.	Delegation for execution

It is resolved to delegate to the board of directors, in accordance with the provisions of section 297.1.a) of the Spanish Companies Act, the power to set the conditions of the Complementary Increase in all matters not provided for in this resolution. In particular, and by way of illustration only, the following powers are delegated:

(1)	To determine, within one year of the approval of the Complementary Increase by the general meeting, the date on which the Complementary Increase is to take effect, or, if the Transaction is not completed, to render it ineffective, which would be reported at the next meeting.

(2)	To set, if applicable, and in accordance with the provisions above, the number of newly-issued shares of Banco Santander to be delivered through the Complementary Increase for each Santander Brasil Security contributed to the Bank within the context of the Offer, applying the Revised Exchange Ratio (adjusted, where applicable, as appropriate), and to agree to the sale on the market of the Banco Santander shares (or ADSs or BDSs representing them, where applicable) corresponding to the fractions, as well as to the delivery of shares held in treasury in accordance with the procedure described in this resolution.

(3)	To determine the terms and conditions of the Complementary Increase in all matters not provided for by this general meeting, including the determination of the amount of the share premium in accordance with the procedure established for this purpose under section 297.1.a) of the Spanish Companies Act.

(4)	To declare the Complementary Increase closed and executed.

(5)	To amend sections 1 and 2 of article 5 of Banco Santander’s bylaws, relating to share capital, to adapt it to the new share capital figure and number of shares resulting therefrom.

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Extraordinary general shareholders’ meeting 2026	Proposed resolutions
(6)	To carry out any action that may be necessary or appropriate to implement and formalize the Complementary Increase before any public or private entities and authorities, Spanish or foreign, including those for purposes of statement, supplementation, or correction of defects or omissions that might prevent or hinder the full effectiveness of the resolution approving the Complementary Increase, as well as, if necessary, to comply with the requirements imposed by the regulatory authorities of the countries in which the Offer is carried out.

(7)	To carry out all necessary procedures so that the shares issued in connection with the Complementary Increase are registered in the accounting records of Iberclear and admitted to trading on the domestic and foreign Stock Exchanges on which the Bank shares are listed at any given time, in accordance with the procedures established by each of those Stock Exchanges.

The board of directors is hereby expressly authorized to delegate (with substitution powers where appropriate) to the executive committee and/or any director, pursuant to the provisions of section 249 bis.I) of the Spanish Companies Act, all the delegable powers referred to in this resolution, without prejudice to any existing powers of attorney or to those that may be granted in relation to the content of this resolution.

1 C Non-cash capital increase by an amount to be determined for subsequent offering period and possibility of incomplete subscription. Authorisation to execute it and set share premium.

PROPOSED RESOLUTION

1.	Share capital increase by means of non-cash contributions

1.1.	New shares to be issued

It is resolved to increase the share capital of Banco Santander, S.A. (“Banco Santander”, the “Bank” or the “Company”) by the amount that results from multiplying (a) the nominal value of 0.50 euros per share by (b) the determinable number of new shares of Banco Santander resulting from the following formula:

New Shares to be Issued = (ON Revised Exchange Ratio x Number of Tendered ONs) + (PN Revised Exchange Ratio x Number of Tendered PNs) + (Unit/ADS Revised Exchange Ratio x Number of Tendered Units/ADSs)

where,

(i)	“Number of Tendered ONs", “Number of Tendered PNs” and “Number of Tendered Units/ADSs” shall be, respectively, the number of ONs (ações ordinárias), of PNs (ações preferenciais) and of ADSs (American Depositary Shares) and of Units of Banco Santander (Brasil) S.A. (“Santander Brasil”) to be contributed in consideration for the capital increase by accepting the public offering for up to all of the securities representing the share capital of Santander Brasil (the “Offer”). Each Santander Brasil ADS represents 1 Unit and each Unit is made up of 1 ON and 1 PN. The estimated total number of ONs and PNs (including those underlying the Units and, where applicable, the Santander Brasil ADSs) that can be tendered in the Offer is 376,473,856 ONs and 404,278,268 PNs, considering the number of Santander Brasil Securities currently outstanding and the maximum number of Units linked to employee plans that could be delivered up to 30 June 2027 (subject to their terms and the appropriate corporate approvals). The total number of 376,473,856 ONs and 404,278,268 PNs, and thus the maximum number of shares to be issued in this share capital increase (the “Complementary Increase”) (without accounting for any adjustments to the Revised Exchange Ratio), shall not change. However, the distribution between Santander Brasil ADSs, Units and ONs/PNs not incorporated in Units may change. ONs, PNs, Units and ADSs shall be referred to as “Santander Brasil Securities”; and

(ii)	“ON Revised Exchange Ratio”, “PN Revised Exchange Ratio” and “Unit/ADS Revised Exchange Ratio” (indistinctly, the “Revised Exchange Ratio”) shall be, respectively, the number of newly-issued shares of Banco Santander that are to be delivered for each ON, each PN and each Unit or ADS of Santander Brasil that is contributed to the Bank in the Offer, and shall be as follows:

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Extraordinary general shareholders’ meeting 2026	Proposed resolutions
a.	if there are no Eligible Distributions by Banco Santander nor by Santander Brasil:

(i)	ON Revised Exchange Ratio = 0.2130;

(ii)	PN Revised Exchange Ratio = 0.2130;

(iii)	Unit/ADS Revised Exchange Ratio = 0.4260;

b.	if there are Eligible Distributions by Banco Santander and/or by Santander Brasil, it will be calculated as follows (with the resulting amount rounded in each case to four decimal places -with 0.00005 being rounded upwards-):

(i)	ON Revised Exchange Ratio = ON Reference Price / Banco Santander Reference Price;

(ii)	PN Revised Exchange Ratio = PN Reference Price / Banco Santander Reference Price; and

(iii)	Unit/ADS Revised Exchange Ratio = Unit/ADS Reference Price / Banco Santander Reference Price.

where,

–	“Eligible Distribution” shall mean:

o	in the case of Distributions made by Santander Brasil, any Distribution with a record date from 30 July 2026 until the last date (included) that allows the tendering holders of Santander Brasil Securities to receive such Distribution made by Santander Brasil. All such Santander Brasil Distributions shall be converted into euros, in each case using the PTAX bid/ask average rate published by the Central Bank of Brazil on the relevant record date, with each resulting amount rounded to four decimal places (with 0.00005 being rounded upwards); and

o	in the case of Distributions made by Banco Santander, any Distribution with a record date falling on or after 30 July 2026 and before the first date that allows the tendering holders of Santander Brasil Securities to receive such Distribution made by Banco Santander after the receipt of the relevant Banco Santander ADSs or BDSs pursuant to the Offer;

–	“Distribution” shall mean any distribution of dividends, interest on equity (juros sobre capital próprio), or any other type of distribution to its shareholders carried out by Banco Santander or Santander Brasil, respectively.

–	“ON Reference Price” shall result from the following calculation: €2.6088 – (the aggregate amount of all Eligible Distributions per ON), rounded to four decimal places (with 0.00005 being rounded upwards);

–	“PN Reference Price” shall result from the following calculation: €2.6088 – (the aggregate amount of all Eligible Distributions per PN), rounded to four decimal places (with 0.00005 being rounded upwards);

–	“Unit/ADS Reference Price” shall result from the following calculation: €5.2176 – (the aggregate amount of all Eligible Distributions per Unit), rounded to four decimal places (with 0.00005 being rounded upwards); and

–	“Banco Santander Reference Price” shall result from the following calculation: €12.2480 – (the aggregate amount of all Eligible Distributions per share of Banco Santander), rounded to four decimal places (with 0.00005 being rounded upwards).

The Revised Exchange Ratio will be adjusted for stock splits, reverse stock splits, bonus share issues (bonificações) and other analogous corporate actions by either Banco Santander or Santander Brasil, in each case in a manner designed to preserve the relative economic position of the tendering holders and Banco Santander. Share buybacks (and the correlated share capital decreases) conducted by either Banco Santander or Santander Brasil will not result in an adjustment to the Revised Exchange Ratio.

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The shares to be issued shall be of the same class and series as those currently outstanding and shall be represented by book entries. The shares will be issued at their nominal value of 0.5 euros plus a share premium to be determined, pursuant to the provisions of section 297.1.a) of the Spanish Companies Act, by the board of directors, which may in turn delegate (with substitution powers where appropriate) these powers to its delegated bodies or other directors (without prejudice to any existing powers of attorney or to those that may be granted), no later than the date of execution of the increase, through the procedure set out below. In accordance with the provisions of section 3 below, the amount of the share premium may not exceed 11.7478 euros per share. Thus, the issue price set may not exceed 12.2478 euros per share (subject to the corresponding adjustments to the Revised Exchange Ratio).

1.2.	Contributions that will serve as consideration for the Complementary Increase

The shares issued in implementation of this Complementary Increase shall be fully paid up by means of non-cash contributions consisting of securities representing the share capital of Santander Brasil; i.e., ONs (ações ordinárias), PNs (ações preferenciais), Units (each made up of one ON and one PN) and ADSs (American Depositary Shares, each representing one Unit). Banco Santander must receive: one Unit or ADS of Santander Brasil in exchange for the number of newly-issued shares of the Bank corresponding to the Unit/ADS Revised Exchange Ratio; one ON of Santander Brasil in exchange for the number of newly-issued shares of the Bank corresponding to the ON Revised Exchange Ratio; and one PN of Santander Brasil in exchange for the number of newly-issued shares of the Bank corresponding to the PN Revised Exchange Ratio.

1.3.	Treatment of fractions of shares

Those who tender a number of Santander Brasil Securities that, by application of the relevant exchange ratio, gives rise to a non-integer number of Banco Santander shares and that would therefore have the right to a fraction of a Banco Santander ADS or BDS, will not receive those fractions. The fractions of such shares shall be aggregated and sold on the market after the date on which the increase is implemented, and the net proceeds obtained in this sale will be distributed pro rata among the corresponding holders of Santander Brasil Securities according to their respective fractions.

The total number of Banco Santander shares to be delivered to all of the holders of Santander Brasil Securities that have accepted the Offer, in the United States on the one hand and in Brazil on the other hand, may be rounded down to the nearest whole number and the exchange corresponding to the decimals so rounded may be covered by using Banco Santander treasury shares, as required.

2.	Incomplete subscription

In the event that the number of Santander Brasil Securities actually contributed as consideration for the Complementary Increase is lower than the total number of Santander Brasil Securities to which the Offer is addressed, the capital will be increased only to the corresponding extent.

For this reason, and in accordance with the provisions of section 311.1 of the Spanish Companies Act, there is an express provision for the possibility of an incomplete subscription of the Complementary Increase.

3.	Determination of the issue price and share premium

Pursuant to the provisions of section 297.1.a) of the Spanish Companies Act, the amount of the share premium for the new shares will be established by the board of directors, which may also delegate these powers to its delegated bodies or other directors, no later than the date of implementation of the Complementary Increase, in accordance with the following:

(i)	the issue price determined shall in no case be less than 0.50 euros (nominal value of each share of Banco Santander); and

(ii)	shall not be greater than 12.2478 euros, adjusted in accordance with the adjustment to the Revised Exchange Ratio finally applicable.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.	28/38

Extraordinary general shareholders’ meeting 2026	Proposed resolutions

The issue price (and therefore, the share premium) of each new share will be determined by the board of directors, which may in turn delegate (with substitution powers where appropriate) this authority to its delegated bodies or other directors (without prejudice to any existing powers of attorney or to these that may be granted), in accordance with the above rules and taking into account, among other factors, the share price, pursuant to the provisions of section 297.1.a) of the Spanish Companies Act, no later than the date of implementation of the Complementary Increase.

The share premium for each new share will be the result of subtracting the nominal value of each new share (0.50 euros) from the issue price so fixed. Therefore, the share premium for each new share will be a maximum of 11.7478 euros per share.

4.	No pre-emptive subscription rights

Pursuant to section 304 of the Spanish Companies Act, because the consideration for the new shares to be issued consists of non-cash contributions, the shareholders of Banco Santander will not have pre-emptive subscription rights in respect of the shares to be issued in the Complementary Increase.

5.	Representation of the new shares

The new shares will be represented by book entries maintained by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) and its participating entities, without prejudice to the fact that they may, as the case may be, be represented in the form of ADSs or BDSs.

6.	Rights attaching to the new shares

From the time the Complementary Increase is declared subscribed and paid up by the board of directors or by whomever it delegates, the new shares will confer on their holders the same rights as the Banco Santander shares in circulation at that time. In particular, the purchasers of the new shares will be entitled to receive all dividends and any other distribution paid by Banco Santander to its shareholders with a record date that falls on or after such moment.

7.	Information made available to shareholders

The resolution approving the Complementary Increase is adopted after making available to the shareholders the proposed resolution for capital increase and the board of directors' report prepared in accordance with the provisions of the Spanish Companies Act.

8.	Application for admission to official trading

It is resolved to apply for admission to trading of the new shares on the Madrid, Barcelona, Bilbao, and Valencia Stock Exchanges through the Spanish Automated Quotation System (Sistema de Interconexión Bursátil (Mercado Continuo)), as well as to carry out the necessary procedures and actions and submit the required documents to the competent bodies of the Warsaw, London and Mexico Stock Exchanges and of any other foreign Stock Exchanges on which Banco Santander shares are listed at any given time for the admission to trading of the new shares issued as a result of the Complementary Increase, expressly stating Banco Santander's submission to the rules that exist or may be enacted in relation to the Stock Exchange and, in particular, to trading, continued listing, and delisting from official trading. For the avoidance of doubt, this includes the admission of the Banco Santander ADSs and BDSs representing the new shares to listing on the NYSE and B3, respectively. In addition, it is resolved to request the inclusion of the new shares in the book-entry registry of Iberclear.

It is expressly stated that, in the event that the delisting of Banco Santander shares is subsequently requested, this will be adopted with the same formalities that apply and, in such a case, the interests of shareholders who oppose the delisting resolution or do not vote on it will be guaranteed, in compliance with the requirements set forth in the Spanish Companies Act and related provisions, all in accordance with the provisions of the Securities Markets and Investment Services Act (Ley de los Mercados de Valores y de los Servicios de Inversión) and its implementing provisions in force at any given time.

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9.	No implementation

Within one year of the date of approval of the Complementary Increase by the shareholders at the general meeting, the board of directors or, by delegation, any of its delegated bodies or any director, may resolve to carry out the Complementary Increase and to set the terms and conditions therefor as to all matters not provided for in the resolution approving the Complementary Increase. Notwithstanding the foregoing, if the board of directors (or any other delegate) does not consider it advisable or necessary to carry out the Complementary Increase, it will be authorized to decide not to do so, in which case it will be required to report such decision to the shareholders at the next general shareholders’ meeting. In particular, in deciding whether and when to implement the Complementary Increase, the level of acceptance and the terms of the Offer and attendant circumstances (like market conditions), among other issues, shall be analysed and taken into account, and in the case that such level of acceptance, such conditions or other elements mean it is not necessary or advisable in the view thereof to implement the Complementary Increase, it may be decided not to implement it. The Complementary Increase shall be null and void if the board of directors (or any other delegate) does not exercise the powers delegated thereto within the one-year period established by the shareholders for implementation of the Complementary Increase.

10.	Delegation for execution

It is resolved to delegate to the board of directors, in accordance with the provisions of section 297.1.a) of the Spanish Companies Act, the power to set the conditions of the Complementary Increase in all matters not provided for in this resolution. In particular, and by way of illustration only, the following powers are delegated:

(1)	To determine, within one year of the approval of the Complementary Increase by the general meeting, the date on which the Complementary Increase is to take effect, or, if the Transaction is not completed, to render it ineffective, which would be reported at the next meeting.

(2)	To set, if applicable, and in accordance with the provisions above, the number of newly-issued shares of Banco Santander to be delivered through the Complementary Increase for each Santander Brasil Security contributed to the Bank within the context of the Offer, applying the Revised Exchange Ratio (adjusted, where applicable, as appropriate), and to agree to the sale on the market of the Banco Santander shares (or ADSs or BDSs representing them, where applicable) corresponding to the fractions, as well as to the delivery of shares held in treasury in accordance with the procedure described in this resolution.

(3)	To determine the terms and conditions of the Complementary Increase in all matters not provided for by this general meeting, including the determination of the amount of the share premium in accordance with the procedure established for this purpose under section 297.1.a) of the Spanish Companies Act.

(4)	To declare the Complementary Increase closed and executed.

(5)	To amend sections 1 and 2 of article 5 of Banco Santander’s bylaws, relating to share capital, to adapt it to the new share capital figure and number of shares resulting therefrom.

(6)	To carry out any action that may be necessary or appropriate to implement and formalize the Complementary Increase before any public or private entities and authorities, Spanish or foreign, including those for purposes of statement, supplementation, or correction of defects or omissions that might prevent or hinder the full effectiveness of the resolution approving the Complementary Increase, as well as, if necessary, to comply with the requirements imposed by the regulatory authorities of the countries in which the Offer is carried out.

(7)	To carry out all necessary procedures so that the shares issued in connection with the Complementary Increase are registered in the accounting records of Iberclear and admitted to trading on the domestic and foreign Stock Exchanges on which the Bank shares are listed at any given time, in accordance with the procedures established by each of those Stock Exchanges.

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The board of directors is hereby expressly authorized to delegate (with substitution powers where appropriate) to the executive committee and/or any director, pursuant to the provisions of section 249 bis.I) of the Spanish Companies Act, all the delegable powers referred to in this resolution, without prejudice to any existing powers of attorney or to those that may be granted in relation to the content of this resolution.

1 D Non-cash capital increase by an amount to be determined for subsequent offering period and possibility of incomplete subscription. Authorisation to execute it and set share premium.

PROPOSED RESOLUTION

1.	Share capital increase by means of non-cash contributions

1.1.	New shares to be issued

It is resolved to increase the share capital of Banco Santander, S.A. (“Banco Santander”, the “Bank” or the “Company”) by the amount that results from multiplying (a) the nominal value of 0.50 euros per share by (b) the determinable number of new shares of Banco Santander resulting from the following formula:

New Shares to be Issued = (ON Revised Exchange Ratio x Number of Tendered ONs) + (PN Revised Exchange Ratio x Number of Tendered PNs) + (Unit/ADS Revised Exchange Ratio x Number of Tendered Units/ADSs)

where,

(i)	“Number of Tendered ONs", “Number of Tendered PNs” and “Number of Tendered Units/ADSs” shall be, respectively, the number of ONs (ações ordinárias), of PNs (ações preferenciais) and of ADSs (American Depositary Shares) and of Units of Banco Santander (Brasil) S.A. (“Santander Brasil”) to be contributed in consideration for the capital increase by accepting the public offering for up to all of the securities representing the share capital of Santander Brasil (the “Offer”). Each Santander Brasil ADS represents 1 Unit and each Unit is made up of 1 ON and 1 PN. The estimated total number of ONs and PNs (including those underlying the Units and, where applicable, the Santander Brasil ADSs) that can be tendered in the Offer is 376,473,856 ONs and 404,278,268 PNs, considering the number of Santander Brasil Securities currently outstanding and the maximum number of Units linked to employee plans that could be delivered up to 30 June 2027 (subject to their terms and the appropriate corporate approvals). The total number of 376,473,856 ONs and 404,278,268 PNs, and thus the maximum number of shares to be issued in this share capital increase (the “Complementary Increase”) (without accounting for any adjustments to the Revised Exchange Ratio), shall not change. However, the distribution between Santander Brasil ADSs, Units and ONs/PNs not incorporated in Units may change. ONs, PNs, Units and ADSs shall be referred to as “Santander Brasil Securities”; and

(ii)	“ON Revised Exchange Ratio”, “PN Revised Exchange Ratio” and “Unit/ADS Revised Exchange Ratio” (indistinctly, the “Revised Exchange Ratio”) shall be, respectively, the number of newly-issued shares of Banco Santander that are to be delivered for each ON, each PN and each Unit or ADS of Santander Brasil that is contributed to the Bank in the Offer, and shall be as follows:

a.	if there are no Eligible Distributions by Banco Santander nor by Santander Brasil:

(i)	ON Revised Exchange Ratio = 0.2130;

(ii)	PN Revised Exchange Ratio = 0.2130;

(iii)	Unit/ADS Revised Exchange Ratio = 0.4260;

b.	if there are Eligible Distributions by Banco Santander and/or by Santander Brasil, it will be calculated as follows (with the resulting amount rounded in each case to four decimal places -with 0.00005 being rounded upwards-):

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(i)	ON Revised Exchange Ratio = ON Reference Price / Banco Santander Reference Price;

(ii)	PN Revised Exchange Ratio = PN Reference Price / Banco Santander Reference Price; and

(iii)	Unit/ADS Revised Exchange Ratio = Unit/ADS Reference Price / Banco Santander Reference Price.

where,

–	“Eligible Distribution” shall mean:

o	in the case of Distributions made by Santander Brasil, any Distribution with a record date from 30 July 2026 until the last date (included) that allows the tendering holders of Santander Brasil Securities to receive such Distribution made by Santander Brasil. All such Santander Brasil Distributions shall be converted into euros, in each case using the PTAX bid/ask average rate published by the Central Bank of Brazil on the relevant record date, with each resulting amount rounded to four decimal places (with 0.00005 being rounded upwards); and

o	in the case of Distributions made by Banco Santander, any Distribution with a record date falling on or after 30 July 2026 and before the first date that allows the tendering holders of Santander Brasil Securities to receive such Distribution made by Banco Santander after the receipt of the relevant Banco Santander ADSs or BDSs pursuant to the Offer;

–	“Distribution” shall mean any distribution of dividends, interest on equity (juros sobre capital próprio), or any other type of distribution to its shareholders carried out by Banco Santander or Santander Brasil, respectively.

–	“ON Reference Price” shall result from the following calculation: €2.6088 – (the aggregate amount of all Eligible Distributions per ON), rounded to four decimal places (with 0.00005 being rounded upwards);

–	“PN Reference Price” shall result from the following calculation: €2.6088 – (the aggregate amount of all Eligible Distributions per PN), rounded to four decimal places (with 0.00005 being rounded upwards);

–	“Unit/ADS Reference Price” shall result from the following calculation: €5.2176 – (the aggregate amount of all Eligible Distributions per Unit), rounded to four decimal places (with 0.00005 being rounded upwards); and

–	“Banco Santander Reference Price” shall result from the following calculation: €12.2480 – (the aggregate amount of all Eligible Distributions per share of Banco Santander), rounded to four decimal places (with 0.00005 being rounded upwards).

The Revised Exchange Ratio will be adjusted for stock splits, reverse stock splits, bonus share issues (bonificações) and other analogous corporate actions by either Banco Santander or Santander Brasil, in each case in a manner designed to preserve the relative economic position of the tendering holders and Banco Santander. Share buybacks (and the correlated share capital decreases) conducted by either Banco Santander or Santander Brasil will not result in an adjustment to the Revised Exchange Ratio.

The shares to be issued shall be of the same class and series as those currently outstanding and shall be represented by book entries. The shares will be issued at their nominal value of 0.5 euros plus a share premium to be determined, pursuant to the provisions of section 297.1.a) of the Spanish Companies Act, by the board of directors, which may in turn delegate (with substitution powers where appropriate) these powers to its delegated bodies or other directors (without prejudice to any existing powers of attorney or to those that may be granted), no later than the date of execution of the increase, through the procedure set out below. In accordance with the provisions of section 3 below, the amount of the share premium may not exceed 11.7478 euros per share. Thus, the issue price set may not exceed 12.2478 euros per share (subject to the corresponding adjustments to the Revised Exchange Ratio).

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1.2.	Contributions that will serve as consideration for the Complementary Increase

The shares issued in implementation of this Complementary Increase shall be fully paid up by means of non-cash contributions consisting of securities representing the share capital of Santander Brasil; i.e., ONs (ações ordinárias), PNs (ações preferenciais), Units (each made up of one ON and one PN) and ADSs (American Depositary Shares, each representing one Unit). Banco Santander must receive: one Unit or ADS of Santander Brasil in exchange for the number of newly-issued shares of the Bank corresponding to the Unit/ADS Revised Exchange Ratio; one ON of Santander Brasil in exchange for the number of newly-issued shares of the Bank corresponding to the ON Revised Exchange Ratio; and one PN of Santander Brasil in exchange for the number of newly-issued shares of the Bank corresponding to the PN Revised Exchange Ratio.

1.3.	Treatment of fractions of shares

Those who tender a number of Santander Brasil Securities that, by application of the relevant exchange ratio, gives rise to a non-integer number of Banco Santander shares and that would therefore have the right to a fraction of a Banco Santander ADS or BDS, will not receive those fractions. The fractions of such shares shall be aggregated and sold on the market after the date on which the increase is implemented, and the net proceeds obtained in this sale will be distributed pro rata among the corresponding holders of Santander Brasil Securities according to their respective fractions.

The total number of Banco Santander shares to be delivered to all of the holders of Santander Brasil Securities that have accepted the Offer, in the United States on the one hand and in Brazil on the other hand, may be rounded down to the nearest whole number and the exchange corresponding to the decimals so rounded may be covered by using Banco Santander treasury shares, as required.

2.	Incomplete subscription

In the event that the number of Santander Brasil Securities actually contributed as consideration for the Complementary Increase is lower than the total number of Santander Brasil Securities to which the Offer is addressed, the capital will be increased only to the corresponding extent.

For this reason, and in accordance with the provisions of section 311.1 of the Spanish Companies Act, there is an express provision for the possibility of an incomplete subscription of the Complementary Increase.

3.	Determination of the issue price and share premium

Pursuant to the provisions of section 297.1.a) of the Spanish Companies Act, the amount of the share premium for the new shares will be established by the board of directors, which may also delegate these powers to its delegated bodies or other directors, no later than the date of implementation of the Complementary Increase, in accordance with the following:

(i)	the issue price determined shall in no case be less than 0.50 euros (nominal value of each share of Banco Santander); and

(ii)	shall not be greater than 12.2478 euros, adjusted in accordance with the adjustment to the Revised Exchange Ratio finally applicable.

The issue price (and therefore, the share premium) of each new share will be determined by the board of directors, which may in turn delegate (with substitution powers where appropriate) this authority to its delegated bodies or other directors (without prejudice to any existing powers of attorney or to these that may be granted), in accordance with the above rules and taking into account, among other factors, the share price, pursuant to the provisions of section 297.1.a) of the Spanish Companies Act, no later than the date of implementation of the Complementary Increase.

The share premium for each new share will be the result of subtracting the nominal value of each new share (0.50 euros) from the issue price so fixed. Therefore, the share premium for each new share will be a maximum of 11.7478 euros per share.

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4.	No pre-emptive subscription rights

Pursuant to section 304 of the Spanish Companies Act, because the consideration for the new shares to be issued consists of non-cash contributions, the shareholders of Banco Santander will not have pre-emptive subscription rights in respect of the shares to be issued in the Complementary Increase.

5.	Representation of the new shares

The new shares will be represented by book entries maintained by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) and its participating entities, without prejudice to the fact that they may, as the case may be, be represented in the form of ADSs or BDSs.

6.	Rights attaching to the new shares

From the time the Complementary Increase is declared subscribed and paid up by the board of directors or by whomever it delegates, the new shares will confer on their holders the same rights as the Banco Santander shares in circulation at that time. In particular, the purchasers of the new shares will be entitled to receive all dividends and any other distribution paid by Banco Santander to its shareholders with a record date that falls on or after such moment.

7.	Information made available to shareholders

The resolution approving the Complementary Increase is adopted after making available to the shareholders the proposed resolution for capital increase and the board of directors' report prepared in accordance with the provisions of the Spanish Companies Act.

8.	Application for admission to official trading

It is resolved to apply for admission to trading of the new shares on the Madrid, Barcelona, Bilbao, and Valencia Stock Exchanges through the Spanish Automated Quotation System (Sistema de Interconexión Bursátil (Mercado Continuo)), as well as to carry out the necessary procedures and actions and submit the required documents to the competent bodies of the Warsaw, London and Mexico Stock Exchanges and of any other foreign Stock Exchanges on which Banco Santander shares are listed at any given time for the admission to trading of the new shares issued as a result of the Complementary Increase, expressly stating Banco Santander's submission to the rules that exist or may be enacted in relation to the Stock Exchange and, in particular, to trading, continued listing, and delisting from official trading. For the avoidance of doubt, this includes the admission of the Banco Santander ADSs and BDSs representing the new shares to listing on the NYSE and B3, respectively. In addition, it is resolved to request the inclusion of the new shares in the book-entry registry of Iberclear.

It is expressly stated that, in the event that the delisting of Banco Santander shares is subsequently requested, this will be adopted with the same formalities that apply and, in such a case, the interests of shareholders who oppose the delisting resolution or do not vote on it will be guaranteed, in compliance with the requirements set forth in the Spanish Companies Act and related provisions, all in accordance with the provisions of the Securities Markets and Investment Services Act (Ley de los Mercados de Valores y de los Servicios de Inversión) and its implementing provisions in force at any given time.

9.	No implementation

Within one year of the date of approval of the Complementary Increase by the shareholders at the general meeting, the board of directors or, by delegation, any of its delegated bodies or any director, may resolve to carry out the Complementary Increase and to set the terms and conditions therefor as to all matters not provided for in the resolution approving the Complementary Increase. Notwithstanding the foregoing, if the board of directors (or any other delegate) does not consider it advisable or necessary to carry out the Complementary Increase, it will be authorized to decide not to do so, in which case it will be required to report such decision to the shareholders at the next general shareholders’ meeting. In particular, in deciding whether and when to implement the Complementary Increase, the level of acceptance and the terms of the Offer and attendant circumstances (like market conditions), among other issues, shall be analysed and taken into account, and in the case that such level of acceptance, such conditions or other elements mean it is not

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necessary or advisable in the view thereof to implement the Complementary Increase, it may be decided not to implement it. The Complementary Increase shall be null and void if the board of directors (or any other delegate) does not exercise the powers delegated thereto within the one-year period established by the shareholders for implementation of the Complementary Increase.

10.	Delegation for execution

It is resolved to delegate to the board of directors, in accordance with the provisions of section 297.1.a) of the Spanish Companies Act, the power to set the conditions of the Complementary Increase in all matters not provided for in this resolution. In particular, and by way of illustration only, the following powers are delegated:

(1)	To determine, within one year of the approval of the Complementary Increase by the general meeting, the date on which the Complementary Increase is to take effect, or, if the Transaction is not completed, to render it ineffective, which would be reported at the next meeting.

(2)	To set, if applicable, and in accordance with the provisions above, the number of newly-issued shares of Banco Santander to be delivered through the Complementary Increase for each Santander Brasil Security contributed to the Bank within the context of the Offer, applying the Revised Exchange Ratio (adjusted, where applicable, as appropriate), and to agree to the sale on the market of the Banco Santander shares (or ADSs or BDSs representing them, where applicable) corresponding to the fractions, as well as to the delivery of shares held in treasury in accordance with the procedure described in this resolution.

(3)	To determine the terms and conditions of the Complementary Increase in all matters not provided for by this general meeting, including the determination of the amount of the share premium in accordance with the procedure established for this purpose under section 297.1.a) of the Spanish Companies Act.

(4)	To declare the Complementary Increase closed and executed.

(5)	To amend sections 1 and 2 of article 5 of Banco Santander’s bylaws, relating to share capital, to adapt it to the new share capital figure and number of shares resulting therefrom.

(6)	To carry out any action that may be necessary or appropriate to implement and formalize the Complementary Increase before any public or private entities and authorities, Spanish or foreign, including those for purposes of statement, supplementation, or correction of defects or omissions that might prevent or hinder the full effectiveness of the resolution approving the Complementary Increase, as well as, if necessary, to comply with the requirements imposed by the regulatory authorities of the countries in which the Offer is carried out.

(7)	To carry out all necessary procedures so that the shares issued in connection with the Complementary Increase are registered in the accounting records of Iberclear and admitted to trading on the domestic and foreign Stock Exchanges on which the Bank shares are listed at any given time, in accordance with the procedures established by each of those Stock Exchanges.

The board of directors is hereby expressly authorized to delegate (with substitution powers where appropriate) to the executive committee and/or any director, pursuant to the provisions of section 249 bis.I) of the Spanish Companies Act, all the delegable powers referred to in this resolution, without prejudice to any existing powers of attorney or to those that may be granted in relation to the content of this resolution.

2 Authorization to the board and granting of powers for the formalization into public.

PROPOSED RESOLUTION

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Without prejudice to the delegations of powers contained in the preceding resolutions, it is resolved:

(a)	To authorize the board of directors to interpret, correct, supplement, implement and further develop the preceding resolutions, including the adjustment thereof to conform to verbal or written evaluations of the Commercial Registry or of any other authorities, officials or institutions which are competent to do so, as well as to comply with the requirements that may legally need to be satisfied for the effectiveness thereof, and, in particular, to delegate to the executive committee or to any director with delegated powers all or any of the powers received from the shareholders at this general shareholders’ meeting by virtue of the preceding resolutions as well as under this resolution.

(b)	To authorize Ana Patricia Botín-Sanz de Sautuola y O’Shea, Héctor Grisi Checa, Jaime Pérez Renovales and Francisco Javier Illescas Fernández-Bermejo so that any of them, acting severally and without prejudice to any other existing power of attorney whereby authority is granted to record the corporate resolutions in a public instrument, may appear before a Notary Public and execute, on behalf of the Bank, any public instruments that may be required or appropriate in connection with the resolutions adopted by the shareholders at this general meeting. In addition, they are empowered, also on a several basis, to carry out the required filing of any relevant documentation with the Commercial Registry.

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IMPORTANT INFORMATION FOR INVESTORS REGARDING THE PROPOSED TRANSACTION

In connection with the proposed transaction, Banco Santander has filed with the SEC a Registration Statement on Form F-4 that includes a prospectus and offer to exchange. Banco Santander has also filed with the CVM a Tender Offer Notice (Edital de Oferta Pública de Aquisição) in connection with the transaction and the prospective offer as required under applicable law. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, OFFER TO EXCHANGE, TENDER OFFER NOTICE AND ALL OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED WITH THE SEC AND THE CVM REGARDING THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

All such documents filed with the SEC are available free of charge at the SEC’s website at www.sec.gov and through the CVM’s website at www.cvm.gov.br.

The information included in the Form F-4 filed with the SEC and in the draft tender offer notice filed with the CVM and B3 is preliminary and may be changed. The definitive terms and conditions of the Exchange Offers and other relevant information will be included in the definitive offer documentation prepared and published in due course upon formal launch once announced conditions to the commencement of the Exchange Offers have been fulfilled, which will complement, update and supersede the information included therein. Such documents are subject to, and must be read in conjunction with, all other publicly available information, including, where relevant, any fuller disclosure document published by Banco Santander. Any person at any time making any investment decision must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in the definitive offer documentation having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in other documents. No investment activity should be undertaken on the basis of the information contained herein or in such documents. In making such documents available Banco Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Banco Santander or Santander Brasil or in any other securities or investments whatsoever.

This document is not an offer of securities for sale into the United States, Brazil, Spain, the United Kingdom, Poland, Mexico or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom, and no offering of securities shall be made in Brazil, Spain, the United Kingdom, Poland or Mexico except pursuant to applicable law.

Forward-Looking Statements

This communication contains “forward-looking statements,” which may be identified by words like expect, project, anticipate, should, intend, probability, risk, target, goal, objective, estimate, future and similar expressions and include, but are not limited to, statements that are predictive in nature and depend upon or refer to future events, conditions, circumstances or the future performance of Banco Santander or Santander Brasil or their respective affiliates, including as a result of the implementation of the transactions described herein. These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstance and a number of risks, uncertainties and other important factors may cause actual developments and results to differ materially from current expectations.

Risks and uncertainties include, among other things:

•	general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the armed conflicts in Ukraine and the Middle East, or the outbreak of public health emergencies in the global economy) in areas where we have significant operations or investments;

•	exposure to operational risks, including cyberattacks, data breaches, data losses and other security incidents;

•	exposure to market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices);

•	potential losses from early loan repayment, collateral depreciation or counterparty risk;

•	political instability in Spain, the UK, other European countries, Latin America and the US;

•	changes in monetary, fiscal and immigration policies and trade tensions, including the imposition of tariffs and retaliatory responses;

•	legislative, regulatory or tax changes (including regulatory capital and liquidity requirements) and greater regulation prompted by financial crises;

•	acquisitions, integrations, divestitures and challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters;

•	reputational risk and potential adverse reactions of stakeholders, including adverse effects on the market price of our securities;

•	climate-related conditions, regulations, targets and weather events;

•	uncertainty over the scope of actions that may be required by us, governments and other to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and potential conflicts and inconsistencies among governmental standards and regulations;

•	our own decisions and actions, including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; and

•	changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrade for the entire Santander Group or core subsidiaries.

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Additionally, important factors that could cause Banco Santander’s and/or Santander Brasil’s actual results, financial condition and achievements to differ materially from those indicated in these forward-looking statements include, in addition to those set forth in Banco Santander’s and Santander Brasil’s filings with the SEC and the CVM, as applicable:

•	risks related to the proposed transaction, including uncertainties as to whether certain statutory relief under the U.S. securities laws will be granted, the risk that the conditions to commencement and/or consummation of the proposed transaction are not received or satisfied on a timely basis or at all, and the risk of Santander Brasil shareholders not tendering their securities in the proposed transaction or otherwise not supporting the terms of the proposed transaction;

•	the expected timing and likelihood of completion of the transaction, including the timing, receipt and terms and conditions of any required regulatory or shareholder approvals;

•	disruption to the parties’ businesses as a result of the announcement and pendency of the proposed transaction;

•	the risk that matters relating to the transaction could have adverse effects on the market price of the securities of Banco Santander or Santander Brasil;

•	the risk that the transaction could have an adverse effect on the ability of Banco Santander or Santander Brasil to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers;

•	the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

•	the dilution caused by Banco Santander’s issuance of additional ordinary shares and corresponding American depositary shares or BDRs, each representing the right to receive one of its ordinary shares, in connection with the proposed transaction; and

•	compliance with regulatory requirements.

All such factors are difficult to predict and are beyond Banco Santander’s and Santander Brasil’s control, including those other risks and uncertainties discussed in (i) Banco Santander’s filings with the SEC, including the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections of Banco Santander’s most recent annual report on Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC and (ii) Santander Brasil’s filings with the SEC and the CVM, as applicable, including the “Risk Factors” and “Forward-Looking Statements” sections of Santander Brasil’s most recent annual report on Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC and most recent Formulário de Referência filed with the CVM.

You can obtain copies of Banco Santander’s and Santander Brasil’s filings, as applicable, with the SEC and the CVM for free at the SEC’s website (www.sec.gov) or at the CVM’s website (www.cvm.gov.br). Other factors that may cause actual results to differ materially include those that are set forth in the Registration Statement on Form F-4 and the related Offer to Exchange/Prospectus, the Tender Offer Notice, and those that will be set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 and other tender offer documents to be filed by Banco Santander and Santander Brasil. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Our forward-looking statements speak only as at the date of this communication and are informed by the knowledge, information and views available as at the date of this communication. Banco Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise.

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